    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 31, 2002
                                             1933 ACT REGISTRATION NO. 333-XXXXX
                                             1940 ACT REGISTRATION NO. 811-21028
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                  LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE
                                   ACCOUNT Y
                           (EXACT NAME OF REGISTRANT)

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

              1300 South Clinton Street, Fort Wayne, Indiana 46802 (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

               Depositor's Telephone Number, including Area Code
                                 (260) 455-2000

          Elizabeth Frederick, Esquire                            COPY TO:
   The Lincoln National Life Insurance Company              Jeremy Sachs, Esquire
             1300 S. Clinton Street                  The Lincoln National Life Insurance
                  P.O. Box 1110                                    Company
            Fort Wayne, Indiana 46802                         350 Church Street
     (NAME AND ADDRESS OF AGENT FOR SERVICE)               Hartford, CT 06103-1106

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 As soon as practicable after the effective date of Registration Statement, and continuously thereafter.
  INDEFINITE NUMBER OF UNITS OF INTEREST IN VARIABLE LIFE INSURANCE CONTRACTS
                     (TITLE OF SECURITIES BEING REGISTERED)

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
    Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                             CROSS REFERENCE SHEET
                            (RECONCILIATION AND TIE)
                     REQUIRED BY INSTRUCTION 4 TO FORM S-6

ITEM OF FORM N-8B-2            LOCATION IN PROSPECTUS
-------------------            ----------------------
1                              Cover Page; Highlights
2                              Cover Page
3                              *
4                              Distribution of Policies
5                              Lincoln Life, the Separate Account and the
                               General Account
6(a)                           Lincoln Life, the Separate Account and the
                               General Account
6(b)                           *
9                              Legal Proceedings
10(a)-(c)                      Right-to-Examine Period; Policy Liquidity; Policy
                               Values Reports to Owners; Registration Statement
10(d)                          Policy Liquidity; Policy Values, Transfers and
                               Allocation Among Accounts
10(e)                          Lapse and Reinstatement
10(f)                          Funds -- Voting Rights
10(g)-(h)                      Lincoln Life, the Separate Account and the
                               General Account; Funds -- Substitution of
                               Securities
10(i)                          Premium Features; Transfers and Allocation Among
                               Accounts; Death Benefits; Policy Values; Tax
                               Issues; Payment of Death Benefit Proceeds
11                             Cover Page; Funds
12                             Funds; Financial Statements
13                             Highlights; Charges and Fees
14                             Application; Right-to-Examine Period; The Policy
15                             Premium Features; Right-to Examine Period;
                               Transfers and Allocation Among Accounts
16                             Lincoln Life, the Separate Account and the
                               General Account; Funds
17                             Policy Liquidity; Tranfers and Allocation Among
                               Accounts
18                             Lincoln Life, the Separate Account and the
                               General Account; Policy Values; Financial
                               Statements
19                             Reports to Owners
20                             *
21                             Policy Liquidity -- Policy Loans
22                             Lincoln Life, the Separate Account and the
                               General Account
23                             State Regulation
24                             Other Policy Provisions

ITEM OF FORM N-8B-2            LOCATION IN PROSPECTUS
-------------------            ----------------------
25                             Lincoln Life, the Separate Account and the
                               General Account
26                             Highlights; Charges and Fees; Financial
                               Statements
27                             Lincoln Life, the Separate Account and the
                               General Account
28                             Directors and Officers of Lincoln Life
29                             Lincoln Life, the Separate Account and the
                               General Account
30                             *
31                             *
32                             *
33                             *
34                             *
35                             Distribution of Policies
36                             *
37                             *
38                             Distribution of Policies
39                             Distribution of Policies
40                             *
41(a)                          Distribution of Policies
42                             *
43                             *
44                             Funds; Premium Features; Policy Values;
                               Highlights; Financial Statements
45                             *
46                             Policy Liquidity; Policy Values; Charges and
                               Fees; Transfers and Allocation Among Accounts
47                             Lincoln Life, the Separate Account and the
                               General Account; Funds; Policy Values; Transfers
                               and Allocation Among Accounts
48                             *
49                             *
50                             Lincoln Life, the Separate Account and the
                               General Account
51                             Cover Page; Highlights; Death Benefits;
                               Beneficiary; Lapse and Reinstatement; Premium
                               Features; Financial Statements; Transfers and
                               Allocation Among Accounts
52                             Funds
53                             Tax Issues
54                             *
55                             *

* Not Applicable

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT Y

HOME OFFICE LOCATION:                              ADMINISTRATIVE OFFICE
1300 SOUTH CLINTON STREET                          PERSONAL SERVICE CENTER MVLI
P.O. BOX 1110                                      350 CHURCH STREET
FORT WAYNE, INDIANA 46802                          HARTFORD, CT 06103-1106
(800) 454-6265                                     1-877-896-6206

--------------------------------------------------------------------------------
               A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
--------------------------------------------------------------------------------

    This Prospectus describes American Legacy VUL(DB), a flexible premium variable universal life insurance contract (the "Policy"), offered by The Lincoln National Life Insurance Company ("Lincoln Life", "Company", "we", "us", "our").

    The Policy features flexible premium payments; a choice of one of three death benefit options; and a choice of underlying investment options.

    It may not be advantageous to replace existing insurance or supplement an existing flexible premium variable life insurance contract with the Policy. This Prospectus and the Prospectuses of the Funds, furnished with this Prospectus, should be read carefully to understand the Policy being offered.

    You may allocate net premiums to the Sub-Accounts of our Flexible Premium Variable Life Account Y ("Separate Account"). Each Sub-Account invests in one of the Funds listed below:

AMERICAN FUNDS INSURANCE SERIES (AFIS)
AFIS Asset Allocation Fund (Class 2)
AFIS Blue Chip Income and Growth Fund (Class 2)
AFIS Bond Fund (Class 2)
AFIS Cash Management Fund (Class 2)
AFIS Global Discovery Fund (Class 2)
AFIS Global Growth Fund (Class 2)
AFIS Global Small Capitalization Fund (Class 2)
AFIS Growth Fund (Class 2)
AFIS Growth-Income Fund (Class 2)
AFIS High-Yield Bond Fund (Class 2)
AFIS International Fund (Class 2)
AFIS New World Fund (Class 2)
AFIS U.S. Government/AAA-Rated Securities Fund (Class 2)

TO BE VALID, THIS PROSPECTUS MUST HAVE THE CURRENT MUTUAL FUNDS' PROSPECTUSES WITH IT. KEEP ALL FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE.

THIS POLICY MAY NOT BE AVAILABLE IN ALL STATES. THIS PROSPECTUS ONLY OFFERS THE POLICY FOR SALE IN JURISDICTIONS WHERE ITS OFFER AND SALE ARE LAWFUL.
                               PROSPECTUS DATED:

                               TABLE OF CONTENTS

CONTENTS                                  PAGE
--------                                  ----
HIGHLIGHTS............................       3
  Initial Choices To Be Made..........       3
  Death Benefit.......................       4
  Amount of Premium Payments..........       4
  Selection of Funding Vehicles.......       5
  Charges and Fees....................       5
  Fund Expenses.......................       6
  Changes in Specified Amount.........       7
LINCOLN LIFE, THE SEPARATE ACCOUNT AND
 THE GENERAL ACCOUNT..................       7
BUYING VARIABLE LIFE INSURANCE........       8
  Replacements........................       9
APPLICATION...........................      10
OWNERSHIP.............................      10
BENEFICIARY...........................      10
THE POLICY............................      11
  Policy Specifications...............      11
PREMIUM FEATURES......................      11
  Planned Premiums Additional
   Premiums...........................      12
  Limits on Right to Make Payments of
   Additional and Planned Premiums....      12
  Premium Load; Net Premium Payment...      12
RIGHT-TO-EXAMINE PERIOD...............      12
TRANSFERS AND ALLOCATION AMONG
ACCOUNTS..............................      12
  Allocation of Net Premium
   Payments...........................      12
  Transfers...........................      13
  Optional Sub-Account Allocation
   Programs...........................      13
    Dollar Cost Averaging.............      13
    Automatic Rebalancing.............      14
POLICY VALUES.........................      14
  Accumulation Value..................      14
  Separate Account Value..............      15
    Variable Accumulation Unit
     Value............................      15
    Variable Accumulation Units.......      15
  Fixed Account and Loan Account
   Value..............................      16
  Net Accumulation Value..............      16
FUNDS.................................      16
  Substitution of Securities..........      18
  Voting Rights.......................      18
  Fund Participation Agreements.......      18
CHARGES AND FEES......................      19
  Deduction from Premium Payments.....      19
  Deductions Made Monthly.............      19
    Administrative Expenses...........      19
    Cost of Insurance Charge..........      20
  Mortality and Expense Risk Charge...      20
  Surrender Charges...................      20
  Reduction of Charges -- Purchases on
   a Case Basis; Exchanges............      21
  Transaction Fee for Excess
   Transfers..........................      22
DEATH BENEFITS........................      22
  Death Benefit Options...............      22
  Changes in Death Benefit Options and
   Specified Amount...................      23

CONTENTS                                  PAGE
--------                                  ----
  Federal Income Tax Definition of
   Life Insurance.....................      24
NOTICE OF DEATH OF INSURED............      24
PAYMENT OF DEATH BENEFIT PROCEEDS.....      24
  Settlement Options..................      24
POLICY LIQUIDITY......................      25
  Policy Loans........................      25
  Partial Surrender...................      26
  Surrender of the Policy.............      27
  Surrender Value.....................      27
  Deferral of Payment and Transfers...      27
ASSIGNMENT; CHANGE OF OWNERSHIP.......      27
LAPSE AND REINSTATEMENT...............      28
  Lapse of a Policy...................      28
  No Lapse Provision..................      28
  Reinstatement of a Lapsed Policy....      29
COMMUNICATIONS WITH LINCOLN LIFE......      29
  Proper Written Form.................      29
  Telephone Transaction Privileges....      29
OTHER POLICY PROVISIONS...............      30
  Issuance............................      30
  Date of Coverage....................      30
  Incontestability....................      30
  Misstatement of Age or Gender.......      30
  Suicide.............................      30
  Nonparticipating Policies...........      30
  Riders..............................      30
TAX ISSUES............................      32
  Taxation of Life Insurance Contracts
   in General.........................      32
  Policies Which Are MECs.............      34
  Policies Which Are Not MECs.........      34
  Other Considerations................      35
  Tax Status of Lincoln Life..........      36
FAIR VALUE OF THE POLICY..............      36
DIRECTORS AND OFFICERS OF LINCOLN
 LIFE.................................      36
DISTRIBUTION OF POLICIES..............      38
CHANGES OF INVESTMENT POLICY..........      39
STATE REGULATION......................      39
REPORTS TO OWNERS.....................      39
ADVERTISING...........................      39
LEGAL PROCEEDINGS.....................      40
EXPERTS...............................      40
REGISTRATION STATEMENT................      40
APPENDIX 1: MONTHLY CHARGE............      41
APPENDIX 2: GUARANTEED MAXIMUM COST OF
 INSURANCE RATES......................      42
APPENDIX 3: ILLUSTRATION OF SURRENDER
 CHARGES..............................      43
APPENDIX 4: CORRIDOR PERCENTAGES......      45
APPENDIX 5: ILLUSTRATION OF
 ACCUMULATION VALUES, SURRENDER VALUES
 AND DEATH BENEFIT PROCEEDS...........      46
FINANCIAL STATEMENTS
  LINCOLN LIFE 12/31/01...............     S-1

HIGHLIGHTS

                    This section is an overview of key Policy features. Your Policy is a flexible premium variable life insurance policy under which flexible premium payments are permitted and the Death Benefit and Policy values may vary with the investment performance of the funding option(s) selected. Its value may change on a:

                    1) fixed basis;
                    2) variable basis; or a
                    3) combination of both fixed and variable bases.

                    Review your personal financial objectives and discuss them with a qualified financial counselor before you buy a variable life insurance policy. This Policy may, or may not, be appropriate for your individual financial goals. If you are already entitled to favorable financial tax treatment, you should satisfy yourself that this Policy meets your other financial goals before you buy it. The value of the Policy and, under one option, the death benefit amount depend on the investment results of the funding options you select.

                    We offer other variable life insurance policies and variable annuity contracts with different features, benefits and charges. These policies also provide values that vary in accordance with the investment experience of a separate account of Lincoln Life.

                    At all times, your Policy must qualify as life insurance under the Internal Revenue Code of 1986 (the "Code") to receive favorable tax treatment under Federal law. If these requirements are met, you may benefit from such tax treatment. Lincoln Life reserves the right to return your premium payments if they result in your Policy failing to meet Code requirements.

                    The state in which your policy is issued will govern whether or not certain features, charges and fees will be allowed in your Policy. You should refer to your Policy contract for these state specific provisions.

                    INITIAL CHOICES TO BE MADE

                    The Policy Owner (the "Owner" or "you") is the person named in the "Policy Specifications" who has all of the Policy ownership rights. If no Owner is named, the Insured (the person whose life is insured under the Policy) will be the Owner of the Policy. You, as the Owner, have four important choices to make when the Policy is first purchased. You need to choose:

                    1) one of the three Death Benefit Options;
                    2) the amount of premium you want to pay; and
                    3) the amount of your Net Premium Payment to be placed in
                       each of the funding options you select. The Net Premium Payment is the balance of your Premium Payment that remains after certain charges are deducted from it.
                    4) whether to elect the No Lapse Provision.

                    You may also choose from several Riders offered for this Policy. These may alter the benefits or charges in the Policy. They may vary by issue state, and may have tax consequences to you. See page 30.

                    DEATH BENEFIT

                    The Death Benefit is the amount Lincoln pays to the Beneficiary(ies) when the Insured dies. Before we pay the Beneficiary(ies), any outstanding loan account balances or outstanding amounts due are subtracted from the Death Benefit. We calculate the Death Benefit payable as of the date on which the Insured died.

                    When you purchase your Policy, you must choose one of three Death Benefit Options:

                    1) the Specified Amount, (as explained in the Death Benefit Section), as found on the Policy's Specification Page; or
                    2) the sum of the Specified Amount and the Net Accumulation
                       Value (as explained in the Policy Values Section); or
                    3) the sum of Specified Amount and the Accumulated Premiums
                       (all premiums paid minus the Cumulative Policy Factor (as defined in the Death Benefit Options Section), if that Factor is elected).

                    See page 22

                    If you choose Death Benefit Option 1 or 2, you may also choose a ten-year "No Lapse Provision". This means that the Policy will not lapse during its first ten years regardless of the gains or losses of the Funds you select as long as you pay the specified No Lapse Premium. Therefore, the Initial Death Benefit under your Policy will be guaranteed for ten years even though your Net Accumulation Value is insufficient to pay your current Monthly Deductions. Loans or Partial Surrenders may jeopardize the No Lapse Provision. See page 28. Availability of the No Lapse Provision may vary in some states.

                    If you have borrowed against your Policy or surrendered a portion of your Policy, your Death Benefit will be reduced by the Loan Account balance, by any loan interest accrued, but not yet charged, and any surrendered amount.

                    If you have selected the Supplemental Term Insurance Rider, it will provide a Term Insurance Benefit Amount upon the death of the Insured. This amount is shown on the Policy's Specification Page. If you have also chosen a "No Lapse Provision", the Supplemental Term Insurance Rider will limit the maximum period during which the Policy is guaranteed not to lapse. If you have chosen the guarantee to maturity
                    (age 100), the maximum period will now be the first 20 Policy years up to age 100; all other provisions set forth in the age 100 No Lapse Provision apply. If you have chosen a guarantee for the first 10 Policy Years, the maximum period will now be the first 5 Policy Years; all other provisions set forth in the 10 year No Lapse Provision apply.

                    AMOUNT OF PREMIUM PAYMENT

                    When you apply for your Policy, you must decide how much premium to pay. Premium payments may be changed within the limits described on page 11.

                    You may use the value of the Policy to pay the premiums due and continue the Policy in force if sufficient values are available for premium payments. Be careful; if the investment options you choose do not do as well as you expect, there may not be enough value to continue the Policy in force without more premium payments. Charges against Policy values for the cost of insurance (see page 24) increase as the Insured gets older.

                    If your Policy lapses because your Monthly Premium Deduction is larger than the Net Accumulation Value, you may reinstate your Policy. The Policy will not lapse if, on each Monthly Anniversary while the No Lapse Provision is in effect, the Owner has met the No Lapse Premium Requirement. See page 28.

                    When you first receive your Policy you will have 10 days to look it over, unless state law requires a greater time. This is called the "Right-to-Examine" period. Use this time to review your Policy and make sure it meets your needs. During this period, your Initial Premium Payment will be deposited in the Money Market Sub-Account. If you then decide you do not want your Policy, we will return all Premium Payments to you with no interest paid. See page 12.

                    SELECTION OF FUNDING VEHICLES

                    This Prospectus focuses on the Separate Account investment information that makes up the "variable" part of the contract. If you put money into the variable funding options, you assume all the investment risk on that money. This means that if the funds you select go up in value, the value of your Policy, net of charges and expenses, also goes up. If those funds lose value, so does your Policy. Each fund has its own investment objective. You should review each fund's Prospectus before making your decision.

                    You must choose the Sub-Accounts in which you want to place each Net Premium Payment. The Sub-Accounts make up the Separate Account. Each Sub-Account invests in shares of a certain Fund. A Sub-Account is not guaranteed and will increase or decrease in value according to the particular Fund's investment performance. See page 16.

                    You may also use our Fixed Account to fund your Policy. Net Premium payments put into the Fixed Account:

                     - become part of our General Account;
                     - do not share the investment experience of the Separate
                       Account; and
                     - have a guaranteed minimum interest rate of 4% per year.

                    Interest beyond 4% is credited at our discretion. For additional information on the Fixed Account. See page 8.

                    CHARGES AND FEES (Fees Charged by the Company)

                    Lincoln Life may profit from any of these charges. The profit from any charges, including mortality and expense risk and cost of insurance charges, may be used for any purpose, including covering shortfalls from other charges.

                    DEDUCTION FROM PREMIUM PAYMENTS. We deduct a premium charge of 5% from each Premium Payment.

                    MONTHLY DEDUCTION. There is a Monthly Deduction which includes administrative expenses, a cost of insurance charge and charges for riders that are placed on your policy.

                        ADMINISTRATIVE EXPENSES. We deduct a flat dollar Monthly Deduction of $10 for administrative expenses.

                        In addition, for the first two Policy Years, we deduct a monthly charge per $1,000 of Specified Amount. This monthly charge will vary with the insured's age as described on page 24 and as shown in Appendix 1. This monthly charge also applies, for 24 months, to any increase in Specified Amount.

                        The maximum for this additional monthly charge would be $0.4242 per $1,000 of Specified Amount. This would apply only if the insured's age as of the birth date nearest the Policy's issue date (or increase in specified amount) is 81 or older.

                        COST OF INSURANCE CHARGE. A monthly deduction is made for the Cost of Insurance charge. This charge varies by policy duration and insured's age, gender and premium class. The maximum monthly deductions are listed in Appendix 2.

                    Mortality and Expense Risk Charge. We make daily charges against the Separate Account for mortality and expense risk. This charge is guaranteed at an annual rate of 0.90% for Policy Years 1-19 and 0.20% for Policy Years 20 and beyond.

                    Transfer Charge. Each Policy Year you may make 12 transfers between funding options without charge. Beyond 12, a $25 fee may apply.

                    SURRENDER CHARGES. FULL SURRENDER. If you totally surrender your Policy within the first 15 Policy Years, the Surrender Charge is the amount retained by us. Calculation of the Surrender Charge is described in Appendix 3. This charge is based on age, gender and policy duration. The maximum Surrender Charge will never exceed $46.82 per $1,000 of Specified Amount. PARTIAL SURRENDER. Each time you request a partial surrender of your Policy, we charge you 2% of the amount withdrawn not to exceed $25. See page 30.

                    If you select the Estate Tax Repeal Rider, and if you satisfy its special conditions (See "Riders"), you will have a one-time right to cancel your Policy without being subject to Surrender Charges. This is a limited benefit, and it is subject to our specific definition of Estate Tax Repeal. Upon issue, there is a one-time administrative charge of not more than $250 for this Rider. See page 31.

                    Loans. You may borrow within described limits against the Policy. If you borrow against your Policy, interest will be charged on the Loan Account Value at an annual interest rate of 8%. As a benefit to you Lincoln Life will credit interest of 7% per year on the Loan Account Value. See page 25.

                    REDUCTION OF CHARGES. Charges and fees may be reduced in some circumstances. See page 21.

                    FUND EXPENSES

                    The investment advisor for each of the Funds deducts a daily charge as a percent of the net assets in each fund as an asset management charge. The charge reflects asset management fees of the investment advisor (Management Fees), and other expenses incurred by the funds (including 12b-1 fees for Class 2 shares and Other Expenses). The charge has the effect of reducing the investment results credited to the Sub-Accounts. Future Fund expenses will vary.

           PORTFOLIO EXPENSE TABLE (UPDATE TO BE FILED BY AMENDMENT)

                                                                                               TOTAL
                                                                                               ANNUAL                  TOTAL FUND
                                                                                                FUND                   OPERATING
                                                                                             OPERATING                  EXPENSES
                                                                                              EXPENSES      TOTAL         WITH
                                                                                              WITHOUT      WAIVERS      WAIVERS
                                                         MANAGEMENT     12(B)1     OTHER     WAIVERS OR      AND          AND
                         FUND                              FEES(1)       FEE      EXPENSES   REDUCTIONS   REDUCTIONS   REDUCTIONS
-------------------------------------------------------  -----------   --------   --------   ----------   ----------   ----------
AFIS Asset Allocation Fund (Class 2)...................     0.44%        0.25%      0.01%       0.70%        N/A          0.70%
AFIS Blue Chip Income and Growth Fund (Class 2)........     0.50         0.25       0.01        0.76         N/A          0.76
AFIS Bond Fund (Class 2)...............................     0.48         0.25       0.03        0.76         N/A          0.76
AFIS Cash Management Fund (Class 2)....................     0.45         0.25       0.01        0.71         N/A          0.71
AFIS Global Discovery Fund (Class 2)...................     0.58         0.25       0.03        0.86         N/A          0.86
AFIS Global Growth Fund (Class 2)......................     0.66         0.25       0.04        0.95         N/A          0.95
AFIS Global Small Capitalization Fund (Class 2)........     0.80         0.25       0.06        1.11         N/A          1.11
AFIS Growth Fund (Class 2).............................     0.36         0.25       0.02        0.63         N/A          0.63
AFIS Growth-Income Fund (Class 2)......................     0.34         0.25       0.01        0.60         N/A          0.60
AFIS High-Yield Bond Fund (Class 2)....................     0.50         0.25       0.02        0.77         N/A          0.77
AFIS International Fund (Class 2)......................     0.54         0.25       0.05        0.84         N/A          0.84
AFIS New World Fund (Class 2)..........................     0.85         0.25       0.07        1.17         N/A          1.17
AFIS U.S. Government/AAA-Rated Securities Fund
  (Class 2)............................................     0.46         0.25       0.03        0.74         N/A          0.74

------------------------------

(1) Certain of the Portfolio advisers reimburse the company for administrative costs incurred in connection with administering the Portfolios as variable funding options under the Policy. These reimbursements are generally paid for by the advisers from their revenues and are not charged to investors.

                    CHANGES IN SPECIFIED AMOUNT

                    The Initial Specified Amount you choose is the initial Death Benefit.

                    Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the Specified Amount. The minimum Specified Amount is currently $100,000. Such changes will affect other aspects of your Policy. See page 23.

LINCOLN LIFE, THE SEPARATE ACCOUNT AND
THE GENERAL ACCOUNT

                    The Lincoln National Life Insurance Company (Lincoln Life) (EIN 35-0472300), organized under Indiana Law in 1905, is one of the largest stock life insurance companies in the United States. Lincoln Life is engaged primarily in the direct issuance of life and health insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company domiciled in Indiana.

                    On December 7, 2001, LNC sold its life reinsurance business to Swiss Re Life & Health America Inc. (Swiss Re). This sale included the indemnity reinsurance by Swiss Re of a block of reinsurance business written on Lincoln Life paper. The transaction also included the sale by Lincoln Life to Swiss Re of four wholly-owned subsidiaries: Lincoln National Reassurance Company and Lincoln National Health & Casualty Insurance Company, Indiana Insurance companies; Special Pooled Risk Administrators, Inc., a New Jersey company; and Lincoln Re S.A., an Argentinean corporation.

                    Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE: LNC) and its affiliates. With headquaters in Philadelphia, Lincoln Financial Group has consolidated assets in excess of $96 billion and annual consolidated revenues of over $6.8 billion. Through its wealth accumulation and protection businesses, the company provides annuities, life insurance, 401(k) plans, mutual funds, institutional investment management and financial planning and advisory services.

                    Lincoln Life Flexible Premium Variable Life Account Y ("Account Y") is a "separate account" of the company established on December 17, 2001. Under Indiana law, the assets of Account Y attributable to the Policies, though our property, are not chargeable with liabilities of any other business of Lincoln Life and are available first to satisfy our obligations under the Policies. Account Y income, gains, and losses are credited to or charged against Account Y without regard to our other income, gains, or losses. Its values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the "Commission") as a "unit investment trust" under the 1940 Act and meets the 1940 Act's definition of "separate account". Such registration does not involve supervision by the Commission of Account Y's or our management, investment practices, or policies. We have numerous other registered separate accounts which fund other variable life insurance policies and variable annuity contracts.

                    Account Y is divided into Sub-Accounts, each of which is invested solely in the shares of one of the Funds available as funding vehicles under the Policies. On each Valuation Day, (any day on which the New York Stock Exchange is open and trading is unrestricted) Net Premium Payments allocated to Account Y will be invested in Fund shares at net asset value, and monies necessary to pay for deductions, charges, transfers and surrenders from Account Y are raised by selling Fund shares at net asset value.

                    The Funds and their investment objectives, which they may or may not achieve are described in "Funds." More Fund information is in the Funds' prospectuses, which must accompany or precede this prospectus and should be read carefully. Some Funds have investment objectives and policies similar to those of other funds managed by the same investment adviser. Their investment results may be higher or lower than those of the other funds. There can be no assurance, and no representation is made, that a Fund's investment results will be comparable to the investment results of any other fund.

                    We reserve the right to add, withdraw or substitute Funds, subject to the conditions of the Policy in compliance with regulatory requirements if, in our sole discretion, legal, regulatory, marketing, tax or investment considerations so warrant. In addition, a particular Fund may no longer be available for investment by the Sub-Accounts. No substitution will take place without prior approval of the Commission, to the extent required by law.

                    Shares of the Funds may be used by us and other insurance companies to fund both variable annuity contracts and variable life insurance policies. While this is not perceived as problematic, the Funds' governing bodies (Boards of Directors/Trustees) have agreed to monitor events to identify any material irreconcilable conflicts which might arise and to decide what responsive action might be appropriate. If a Sub-Account were to withdraw its investment in a Fund because of a conflict, a Fund might have to sell portfolio securities at unfavorable prices.

                    A Policy may also be funded in whole or in part through the "Fixed Account", part of Lincoln Life's General Account supporting its insurance and annuity obligations. We will credit interest on amounts held in the Fixed Account as we determine from time to time, but not less than 4% per year. Interest, once credited, and Fixed Account principal are guaranteed. Interests in the Fixed Account have not been registered under the 1933 Act in reliance on exemptive provisions. The Commission has not reviewed Fixed Account disclosures, but they are subject to securities law provisions relating to accuracy and completeness.

BUYING VARIABLE LIFE INSURANCE

                    The Policies this Prospectus offers are variable life insurance policies which provide death benefit protection. Investors not needing death benefit protection should consider other forms of investment, as there are extra costs and expenses of providing the insurance feature. Further, life insurance purchasers who are risk-averse or want more predictable premium levels and benefits may be more comfortable buying more traditional, non-variable life insurance. However, variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection and willing to assume investment risk and to monitor investment choices they have made.

                    Flexibility starts with the ability to make differing levels of premium payments. A young family just starting out may only be able to pay modest premiums initially but hope to increase premium payments over time. At first, this family would be paying primarily for the insurance feature (perhaps at ages where the insurance cost is relatively low) and later use a Policy more as a savings vehicle. A customer at peak earning capacity may wish to pay substantial premiums for a limited number of years prior to retirement, after which Policy values may suffice, based on future expected return results, though not guaranteed, to keep the Policy inforce for the expected lifetime and to provide, through loans, supplemental retirement income. A customer may be able to pay a large single premium, using the Policy primarily as a savings and investment vehicle for potential tax advantages. A parent or grandparent may find a policy on the life of a child or grandchild a useful gifting opportunity over a period of years and the basis of an investment program for the donee. A business may be able to use a Policy to fund non-qualified executive compensation or business continuation plans.

                    Sufficient premiums must always be paid to keep a policy inforce, and there is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results are less favorable than anticipated. The No Lapse Provision, while in effect, may help to assure a death benefit even if investment results are unfavorable.

                    Flexibility also results from being able to select, monitor and change investment choices within a Policy. With the wide variety of funding options available, it is possible to fine tune an investment mix and change it to meet changing personal objectives or investment conditions. Policy owners should be prepared to monitor their investment choices on an ongoing basis.

                    Variable life insurance has significant tax advantages under current tax law. A transfer of values from one fund to another within the Policy generates no taxable gain or loss. Any investment income and realized capital gains within a fund are automatically reinvested without being taxed to the Policy owners. Policy values therefore accumulate on a tax-deferred basis. These situations would normally result in immediate tax liabilities in the case of direct investment in mutual funds.

                    While these tax deferral features also apply to variable annuities, liquidity (the ability of Policy owners to access Policy values) is normally more easily achieved with variable life insurance. Unless a policy has become a "modified endowment contract" (see page 38), an Owner can borrow Policy values tax-free, without surrender charges and at very low net interest cost. Policy loans can be a source of retirement income. Variable annuity withdrawals are generally taxable to the extent of accumulated income, may be subject to surrender charges, and will result in penalty tax if made before age 59 1/2.

                    Depending on the death benefit option chosen, accumulated Policy values may also be part of the eventual death benefit payable. If a Policy is heavily funded and investment performance is very favorable, the death benefit may increase even further because of tax law requirements that the death benefit be a certain multiple of Policy value, depending on the Insured's age. (See "Death Benefits.") The death benefit is income-tax free and may, with proper estate planning, be estate-tax free. A tax advisor should be consulted.

                    There are costs and expenses of variable life insurance ownership which are directly related to Policy values (i.e. asset based costs), as is true with investment in mutual funds or variable annuities. A significant additional cost of variable life insurance is the "cost of insurance" charge which is imposed on the "amount at risk" (the death benefit less Policy value) and increases as the insured grows older. This charge varies by age, underwriting classification, smoking status and in most states by gender. The effect of its increase can be seen in illustrations in this Prospectus (see Appendix 5) or in personalized illustrations available upon request. Surrender Charges, which decrease over time, are another significant additional cost if the Policy is not retained.

                    REPLACEMENTS

                    Before purchasing the Policy to replace, or to be funded with proceeds borrowed or withdrawn from, an existing life insurance policy, an applicant should consider a number of matters. Will any commission be paid to an agent or any other person with respect to the replacement? Are coverages and comparable values available from the Policy, as compared to his or her existing policy? The Insured may no longer be insurable, or the contestability period may have elapsed with respect to the existing policy, while the Policy could be contested. You should consider similar matters before deciding to replace the Policy or withdraw funds from the Policy for the purchase of funding a new policy of life insurance.

APPLICATION

                    Any person who wants to buy a Policy must first complete our application form.

                    A completed application identifies and provides sufficient information about the prospective insured to permit us to begin underwriting the risks under the Policy. We require a medical history and examination of the Insured. We may decline to provide insurance, or may place the Insured into a special underwriting category (these include preferred, non-smoker standard, smoker standard, non-smoker substandard and smoker substandard). The amount of the Cost of Insurance deducted monthly from the Policy value after issue varies among the underwriting categories as well as by Age and, in most states, gender of the Insured.

                    The applicant will initially select the Beneficiary or Beneficiaries who are to receive Death Benefit Proceeds, the initial face amount (the "Initial Specified Amount") of the Death Benefit and which of three methods of computing the Death Benefit is to be used. (See "Death Benefits -- Death Benefit Options"). The applicant will also indicate both the frequency and amount of Premium Payments, (see "Premium Features"), and how Policy values are initially to be allocated among the available funding options following the expiration of the Right-to-Examine Period. (See "Right-to-Examine Period").

OWNERSHIP

                    The Owner is the person or persons named as "Owner" in the application, and on the Date of Issue will usually be identified as "Owner" in the Policy Specifications. If no person is identified as Owner in the Policy Specifications, then the Insured is the Owner. The person or persons designated to be Owner of the Policy must have, or hold legal title for the sole benefit of a person who has, an "insurable interest" in the life of the Insured under applicable state law. The Owner may be the Insured, or any other natural person or non-natural entity.

                    The Owner is entitled to exercise rights under the Policy so long as the Insured is living. These rights include the power to select and change the Beneficiary, except as state law may restrict, and the Death Benefit Option. The Owner generally also has the right to request policy loans, make partial surrenders or surrender the Policy. The Owner may also name a new owner, assign the Policy or agree not to exercise all of the Owner's rights under the Policy.

                    If the Owner predeceases the Insured, the Owner's rights in the Policy will belong to the Owner's estate, unless otherwise specified to us.

BENEFICIARY

                    The Beneficiary is designated by the Owner or the Applicant to receive the Death Benefit proceeds payable under the Policy. The person or persons named in the application as "Beneficiary" are the Beneficiaries of the Death Benefit under the Policy, unless subsequently changed. Multiple Beneficiaries will be paid in equal shares, unless otherwise specified to us.

                    Except when we have acknowledged an assignment of the Policy or an agreement not to change the Beneficiary, or when state law restricts, the Owner may change the Beneficiary at any time while the Insured is living. Any request for a change in the

                    Beneficiary must be submitted to us in a written form satisfactory to us. When we have recorded the change of Beneficiary, it will be effective as of the date of signature or, if there is no such date, the date recorded. No change of Beneficiary will affect or prejudice us as to any payment made or action taken by us before it was recorded.

                    If any Beneficiary dies before the Insured, the Beneficiary's potential interest shall pass to any surviving Beneficiaries, unless otherwise specified to us. If no named Beneficiary survives the Insured, any Death Benefit Proceeds will be paid to the Owner or the Owner's executor, administrator or assignee.

THE POLICY

                    The Policy is the life insurance contract described in the Prospectus. The Date of Issue is the date on which we begin life insurance coverage under a Policy, assuming the initial premium has been paid. A Policy Year is each twelve month period, beginning with the Date of Issue, during which the Policy is in effect. The Policy Anniversary is the day of the year the Policy was issued.

                    On issuance, we will deliver a life insurance contract ("Policy") to you. Please promptly review the Policy to confirm that it sets forth the features specified in the application. The ownership and other options set forth in the Policy are registered, and may be transferred, solely on our books and records. Mere possession of the Policy does not imply ownership rights. If you lose the Policy, we will issue a replacement on request and may charge a fee.

                    POLICY SPECIFICATIONS

                    The Policy includes a "Policy Specifications" page, with supporting schedules, stating Policy information including the identity of the Owner, the Date of Issue, the Initial Specified Amount, the Death Benefit Option selected, the Insured, the Issue Age, the Beneficiary, the initial Premium Payment, the Surrender Charges, Expense Charges and Fees, Guaranteed Maximum Cost of Insurance Rates, and the No Lapse Premium, if elected.

PREMIUM FEATURES

                    You may select and vary the frequency and the amount of Premium Payments and the allocation of Net Premium Payments. After the Initial Premium Payment is made there is no minimum premium required, except to maintain the No Lapse Provision, if elected. (See LAPSE AND REINSTATEMENT No Lapse Provision). The initial Premium Payment is due on the Effective Date (the date on which the initial premium is applied to the Policy) and must be equal to or exceed the amount necessary to provide for two Monthly Deductions. If the Insured is still living upon attaining Age 100, and the Policy has not lapsed or been surrendered, there are certain changes under the Policy. We will no longer accept Premium Payments or transfer amounts to the Sub-Accounts, and will make no further monthly deductions. Policy Values held in the Separate Account will be transferred to the Fixed Account. The Policy will remain in force until surrender or the Insured's Death.

                    PLANNED PREMIUMS; ADDITIONAL PREMIUMS

                    "Planned Premiums" are the amount of premiums (as shown in the Policy Specifications) the Applicant chooses to pay on a scheduled basis. This is the amount for which we send a premium reminder notice.

                    Any subsequent Premium Payments ("Additional Premiums") must be sent directly to the Administrative Office. We credit Additional Premiums when we receive them. Premium Payments may be billed annually, semiannually, or quarterly. Pre-authorized automatic Additional Premium Payments can also be arranged at any time.

                    Unless specifically otherwise directed, any payment received (other than any Premium Payment necessary to prevent, or cure, Policy lapse) will be applied first to reduce Policy indebtedness. There is no premium load on such payments to the extent applied to reduce indebtedness.

                    LIMITS ON RIGHT TO MAKE PAYMENTS OF ADDITIONAL AND PLANNED PREMIUMS

                    You may increase Planned Premiums, or pay Additional Premiums, subject to the following limitations and our right to limit the amount or frequency of Additional Premiums.

                    We may require evidence of insurability if any payment of Additional Premium (including Planned Premium) would increase the difference between the Death Benefit and the Accumulation Value. If we are unwilling to accept the risk, we will refund the increase in premium without interest and without participation of such amounts in any underlying investment.

                    We may also decline, and would return, any Additional Premium (including Planned Premium) or a portion thereof that would result in total Premium Payments exceeding the maximum limitation for life insurance under federal tax laws.

                    PREMIUM LOAD; NET PREMIUM PAYMENT

                    We deduct a "premium load" of 5% from each Premium Payment, for certain Policy-related state tax and federal income tax liabilities and a portion of our sales expenses. The Premium Payment, net of the premium load, is called the "Net Premium Payment."

RIGHT-TO-EXAMINE PERIOD

                    A Policy may be returned to Lincoln Life for cancellation on or before 10 days after delivery to the Owner (or a greater number of days if required by your state). This is called the Right-to-Examine Period. If the Policy is returned for cancellation within the Right-to-Examine Period, we will return any Premium Payments. However, if a Premium Payment was made by check, there may be a delay until the check clears.

                    Any Premium Payments we receive before the end of the Right-to-Examine Period will be held in the Money Market Sub-Account.

TRANSFERS AND ALLOCATION AMONG ACCOUNTS

                    ALLOCATION OF NET PREMIUM PAYMENTS

                    The allocation of Net Premium Payments among the Fixed Account and Sub-Accounts may be set forth in the application. You may change it at any time. The amount allocated to any Sub-Account must be in whole percentages and result in a Sub-Account Value of at least $100 or a Fixed Account Value of $2,500. We may waive minimum balance requirements on the Sub-Accounts.

                    TRANSFERS

                    You may make transfers among the Sub-Accounts and to the Fixed Account as set forth below, until the Insured reaches Age 100. Carefully consider current market conditions and each Sub-Account's investment policies and related risks before allocating money to the Sub-Accounts.

                    Within 30 days after each anniversary of the Date of Issue, you may transfer up to 20% of the Fixed Account Value (as of that anniversary date) to one or more Sub-Accounts. The cumulative amount of transfers from the Fixed Account within any such 30 day period cannot exceed 20% of the Fixed Account Value on the most recent Policy Anniversary. Up to 12 transfer requests (a request may involve more than a single transfer) may be made in any Policy Year without charge, and any value remaining in the Fixed Account or in a Sub-Account after a transfer must be at least $100. We may impose a minimum transfer amount and a charge for each transfer request in excess of 12 requests in any Policy Year, and may further limit transfers from the Fixed Account at any time.

                    Transfers must be made in proper written form, unless you have given us written authorization to accept telephone transactions. Telephone transaction authorization and procedures are described in COMMUNICATIONS WITH LINCOLN LIFE, Telephone Transaction Privileges. You may also send your request by facsimile to the Administrative Office. Written transfer requests or adequately authenticated telephone transfer requests received at the Administrative Office by the close of the New York Stock Exchange (usually 4:00 PM ET) on a Valuation Day will be effective as of that day. Otherwise, requests will be effective as of the next Valuation Day.

                    Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of Accumulation Units based on the Accumulation Unit values next determined after the Administrative Office receives a request in proper written form or adequately authenticated telephone transfer requests. Any transfer made which causes the remaining value of Accumulation Units for a Sub-Account or the Fixed Account to be less than $100 may result in those remaining Accumulation Units being canceled and their aggregate value reallocated proportionately among the other Sub-Accounts and the Fixed Account to which Policy values are then allocated.

                    OPTIONAL SUB-ACCOUNT ALLOCATION PROGRAMS

                    You may participate either in Dollar Cost Averaging or Automatic Rebalancing programs, currently without charge, but not in both at once.

                    DOLLAR COST AVERAGING

                    Dollar Cost Averaging systematically transfers specified dollar amounts from the Money Market Sub-Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly or quarterly basis. These transfers do not count against the free transfers available. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Dollar Cost Averaging will not assure a profit or protect against a declining market.

                    In Dollar Cost Averaging, the value in the Money Market Sub-Account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

                    An election for Dollar Cost Averaging is effective after the Administrative Office receives your request in proper written form or by telephone, if adequately authenticated. An election is effective within ten business days, but only if there is sufficient value in the Money Market Sub-Account. We may waive Dollar Cost Averaging minimum deposit and transfer requirements.

                    Dollar Cost Averaging terminates automatically: (1) if the number of designated transfers has been completed; (2) if the value in the Money Market Sub-Account is insufficient to complete the next transfer; (3) within one week after the Administrative Office receives a request for termination in proper written form or by telephone, if adequately authenticated; or (4) if the Policy is surrendered.

                    AUTOMATIC REBALANCING

                    Automatic Rebalancing periodically restores to a pre-determined level the percentage of Policy value allocated to each Sub-Account (e.g. 20% Money Market, 50% Growth, 30% Utilities). The Fixed Account is not subject to rebalancing. The pre-determined level is the allocation initially selected on the application, until you change it. If Automatic Rebalancing is elected, all Net Premium Payments allocated to the Sub-Accounts will be subject to Automatic Rebalancing.

                    You may select Automatic Rebalancing on a quarterly, semi-annual or annual basis. Automatic Rebalancing may be elected, terminated or the allocation may be changed at any time, effective within ten business days after our Administrative Office receives your request in proper written form or by telephone, if adequately authenticated.

POLICY VALUES

                    The Accumulation Value is the sum of the Fixed Account Value, Separate Account Value and the Loan Account Value. The Accumulation Value of the Policy depends on the performance of the underlying investments. Policy values are used to pay for Policy fees and expenses, including the Cost of Insurance. Premium Payments to meet your objectives will vary based on the investment performance of the underlying investments. A market downturn, affecting the Sub-Accounts upon which the Accumulation Value of a particular Policy depends, may require Additional Premium Payments beyond those expected (unless the No Lapse Provision requirements have been satisfied) to maintain the level of coverage or to avoid lapse of the Policy. We strongly suggest you review periodic statements to determine if Additional Premium Payments may be necessary to avoid lapse of the Policy.

                    We will tell you at least annually the Accumulation Value, the number of Accumulation Units credited to the Policy, current Accumulation Unit values, Sub-Account values, the Fixed Account Value and the Loan Account Value.

                    ACCUMULATION VALUE

                    The portion of a Premium Payment remaining after deduction of 5.0% for the premium load, is the Net Premium Payment. It is the Net Premium Payment that is available for allocation to the Fixed Account or Sub-Accounts.

                    We credit Net Premium Payments to the Policy as of the end of the Valuation Period in which it is received at the Administrative Office. The Valuation Period is the time between Valuation Days, and a Valuation Day is every day on which the New York Stock Exchange is open and trading is unrestricted. Accumulation Units are valued on every Valuation Day.

                    The "Accumulation Value" of a Policy is determined by:
                    (1) multiplying the total number of Variable Accumulation Units credited to the Policy for each Sub-Account by its appropriate current Variable Accumulation Unit Value;
                    (2) if a combination of Sub-Accounts is elected, totaling the resulting values; and (3) adding any values attributable to the Fixed Account and the Loan Account. The Accumulation Value will be affected by Monthly Deductions.

                    SEPARATE ACCOUNT VALUE

                    The Separate Account Value is the portion of the Accumulation Value attributable to the Separate Account.

                    VARIABLE ACCUMULATION UNIT VALUE

                    All or a part of a Net Premium Payment allocated to a Sub-Account is converted into Variable Accumulation Units by dividing the amount allocated by the value of the Variable Accumulation Unit for the Sub-Account next calculated after it is received at the Administrative Office. The Variable Accumulation Unit Value for each Sub-Account was initially established at $10.00. It may increase or decrease from one Valuation Period to the next. Allocations to Sub-Accounts are made only as of the end of a Valuation Day.

                    VARIABLE ACCUMULATION UNITS

                    The "Variable Accumulation Unit" is a unit of measure used in the calculation of the value of each Sub-Account. The Variable Accumulation Unit value for a Sub-Account for a Valuation Period is determined as follows:
                       1. The total value of Fund shares held in the Sub-Account
                          is calculated by multiplying the number of Fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period, and adding any dividend or other distribution of the Fund if an ex-dividend date occurs during the Valuation Period; minus
                       2. The liabilities of the Sub-Account at the end of the
                          Valuation Period; such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that Lincoln Life determines result from the operations of the Separate Account; and
                       3. The result of (1) minus (2) is divided by the number
                          of Variable Accumulation Units outstanding at the beginning of the Valuation Period.

                    The daily charge imposed on a Sub-Account for any Valuation Period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period. The amount of Monthly Deduction allocated to each Sub-Account will result in the cancellation of Variable Accumulation Units that have an aggregate value on the date of such deduction equal to the total amount by which the Sub-Account Value is reduced.

                    The number of Variable Accumulation Units credited to a Policy will not be changed by any subsequent change in the value of a Variable Accumulation Unit. Such value may vary from Valuation Period to Valuation Period to reflect the investment experience of the Fund used in a particular Sub-Account and fees and charges under the Policy.

                    FIXED ACCOUNT AND LOAN ACCOUNT VALUE

                    The Fixed Account Value and the Loan Account Value reflect amounts allocated to our general account through payment of premiums, through transfers from the Separate Account or loans and interest charged. We guarantee the Fixed Account Value.

                    NET ACCUMULATION VALUE

                    The "Net Accumulation Value" is the Accumulation Value less the Loan Account Value. The Net Accumulation Value represents the net value of the Policy and is the basis for calculating the Surrender Value.

FUNDS

                    Each of the Sub-Accounts of the Separate Acount is invested solely in the shares of one of the Funds available under the Policies. Each of the Funds, in turn, is an investment portfolio of American Funds Insurance Series. A given Fund may have a similar investment objective and principal investment strategy to those for another mutual fund managed by the same investment advisor or subadvisor. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the Funds are similar, the investment results may vary.

                    The portfolios, their investment advisors and objectives, and the Funds within each that are available under the Policies are listed below. Additional information is available in each Funds prospectus.

                    AMERICAN FUNDS INSURANCE SERIES is advised by Capital Research and Management Company. (update to be filed by Amendment)

                        ASSET ALLOCATION FUND (CLASS 2): The fund seeks to provide you with high total return (including income and capital gains) consistent with preservation of capital over the long-term by investing in a diversified portfolio of common stocks and other equity securities; bonds and other intermediate and long-term debt securities, and money market instruments (debt securities maturing in one year or less).

                        BLUE CHIP INCOME AND GROWTH FUND (CLASS 2): The fund seeks to produce income substantially exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing. The fund invests primarily in common stocks of larger, more established companies in the U.S.

                        BOND FUND (CLASS 2): The fund seeks to maximize your level of current income and preserve your capital by investing primarily in bonds. The fund is designed for investors seeking income and more price stability than stocks, and capital preservation over the long-term.

                        CASH MANAGEMENT FUND (CLASS 2): The fund seeks to provide you an opportunity to earn income on your cash reserves while preserving the value of your investment and maintaining liquidity by investing in a diversified selection of high quality money market instruments.

                        GLOBAL DISCOVERY FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in stocks of companies in the services and information area of the global economy. Companies in there service and information area include, for example, those involved in the fields of telecommunications, computer systems and software, the Internet, broadcasting and publishing, health care, advertising, leisure, tourism, financial services, distribution and transportation. Providing you with current income is a secondary consideration.

                        GLOBAL GROWTH FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in common stocks of companies located around the world. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        GLOBAL SMALL CAPITALIZATION FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in stocks of smaller companies located around the world that typically have market capitalizations of $50 million to $1.5 billion. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        GROWTH FUND (CLASS 2): The fund seeks to make your investment grow by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        GROWTH-INCOME FUND (CLASS 2): The fund seeks to make your investment grow and provide you with income over time by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends. The fund is designed for investors seeking both capital appreciation and income.

                        HIGH-YIELD BOND FUND (CLASS 2): The fund seeks to provide you with a high level of current income and secondarily capital appreciation by investing primarily in lower quality debt securities (rated Ba or BB or below by Moody's Investors Service, Inc. or Standard & Poor's Corporation), including those of non-U.S. issuers. The fund may also invest in equity securities that provide an opportunity for capital appreciation.

                        INTERNATIONAL FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in common stocks of companies located outside the United States. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        NEW WORLD FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in stocks of companies with significant exposure to countries which have developing economies and/or markets. The fund may also invest in debt securities of issuers, including issuers of high-yield, high-risk bonds, in these countries. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        U.S. GOVERNMENT/AAA-RATED SECURITIES FUND (CLASS 2): The fund seeks to provide you with a high level of current income, as well as preserve your investment. The fund invests primarily in securities that are guaranteed by the "full faith and credit" pledge of the U.S. Government and securities that are rated AAA or Aaa by Moody's Investors Service, Inc. or Standard & Poor's Corporation or unrated but determined to be of equivalent quality.

                    Several of the Funds may invest in non-investment grade, high-yield, high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the Individual Fund Prospectuses. Please review the Prospectuses carefully.

                    There is no assurance that the investment objective of any of the Funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. There is investment performance risk in each of the Sub-Accounts, although the amount of such risk varies significantly among the Sub-Accounts. Read each Fund's prospectus carefully and understand the risks before making or changing investment choices. Additional Funds may, from time to time, be made available as underlying investments. The right to select among Funds will be limited by terms and conditions we impose (See "Allocation of Net Premium Payments"). Lincoln Life may make these changes (including substitutions) for some or all classes of policyholders.

                    SUBSTITUTION OF SECURITIES

                    If the shares of any Fund should no longer be available for investment by the Separate Account, or if, in our judgment, further investment in such shares should cease to be appropriate in view of the purpose of the Separate Account or in view of legal, regulatory or federal income tax restrictions, or for any other reason in our sole discretion; we may substitute shares of another Fund. There will be no substitution of securities in any Sub-Account without prior approval of the Commission. Substitute funds may have higher charges than the funds being replaced.

                    Substitutions may be made with respect to existing investments or the investment of future premium payments, or both. We may close Sub-Accounts to allocations of premium payments or contract value, or both, at any time in our sole discretion. The funds, which sell their shares to the Sub-Accounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Sub-Accounts.

                    VOTING RIGHTS

                    We will vote the shares of each Fund held in the Separate Account at special meetings of the shareholders of the particular Fund in accordance with instructions received by the Administrative Office in proper written form from persons having a voting interest in the Separate Account. Lincoln Life will vote shares for which it has not received instructions in the same proportion as it votes shares in the Separate Account for which it has received instructions. The Funds do not hold regular meetings of shareholders.

                    To determine how many votes each policy owner is entitled to direct with respect to a Fund, first we will calculate the dollar amount of your account value attributable to that Fund. Second, we will divide that amount by $100.00. The result is the number of votes you may direct.

                    The number of shares which a person has a right to vote will be determined as of a date to be chosen by the appropriate Fund not more than sixty (60) days prior to the meeting of the particular Fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to the meeting.

                    FUND PARTICIPATION AGREEMENTS

                    In order to make the Funds available, Lincoln Life has entered into agreements with the trusts or corporations and their advisors or distributors. In some of these agreements,

                    Lincoln Life must perform certain administrative services for the Fund advisors or distributors. For these administrative functions, Lincoln Life may be compensated by the Fund at an annual rate of .25% of the assets attributable to the Policies.

CHARGES AND FEES

                    The investment advisor for each of the Funds deducts a daily charge as a percent of the net assets in each fund as an asset management charge. See "Fund Expenses."

                    We deduct charges in connection with the Policy to compensate us for providing the Policy's insurance benefit, administering the Policy, assuming certain risks under the Policy and for sales related expenses we incur. Lincoln Life may profit from any of these charges. The profit from any charges, including mortality and expense risk and cost of insurance charges, may be used for any purpose, including covering shortfalls from other charges.

                    The nature and amount of these charges are as follows:

                    DEDUCTIONS FROM PREMIUM PAYMENTS

                    We deduct a premium charge of 5% from each Premium Payment.

                    DEDUCTIONS MADE MONTHLY

                    We make various expense deductions monthly. The Monthly Deductions, including administrative expenses, the Cost of Insurance Charges, and charges for supplemental riders or benefits, if any, are deducted proportionately from the Net Accumulation Value of each underlying investment subject to the charge. For Sub-Accounts, Variable Accumulation Units are canceled and the value of the canceled Units withdrawn in the same proportion as their respective values have to the Net Accumulation Value. The Monthly Deductions are made on the "Monthly Anniversary Day", the Date of Issue and the same day of each month thereafter, or if there is no such date in a given month, then the first Valuation Day of the next month. If the day that would otherwise be a Monthly Anniversary Day is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.

                    If the Net Accumulation Value is insufficient to cover the current Monthly Deduction, you have a 61-day period ("Grace Period") to make a payment sufficient to cover that deduction. (See Lapse and Reinstatement: Lapse of a Policy)

                    If the Insured attains Age 100 with the Policy still in effect, no further Monthly Deductions will be made, the Separate Account Value will be transferred to the Fixed Account, and Policy will then remain in force until surrender or the Insured's death.

                    ADMINISTRATIVE EXPENSES

                    There is a flat dollar Monthly Deduction of $10.

                    In addition, during the first two Policy Years, and for 24 months after any increase in Specified Amount, there is a monthly charge per $1000 of Specified Amount, or increase therein, based on the Insured's age nearest birthday at the Policy's issue date and the date of any increase. That charge is $0.0283 for ages 15 through 30 (or $2.83 per month for a Policy with a $100,000 Specified Amount) and rises gradually to $0.07 for age 40, $0.12 for age 52, $0.2075 for age 64, $0.32 for age 76, and $0.4242 for ages 81 and older. A complete table is in Appendix 1.

                    These charges compensate us for administrative expenses associated with Policy issue and ongoing Policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

                    COST OF INSURANCE CHARGE

                    The Cost of Insurance is the portion of the Monthly Deduction designed to compensate us for the anticipated cost of paying Death Benefits in excess of the Accumulation Value, not including riders, supplementary benefits or monthly expense charges.

                    The Cost of Insurance charge depends on the Age, policy duration, underwriting category and gender (in accordance with state law) of the Insured and the current Net Amount at Risk. The Net Amount at Risk is the Death Benefit minus the Accumulation Value. The rate on which the Monthly Deduction for the Cost of Insurance is based will generally increase as the Insured ages. The Cost of Insurance charge could decline if the Net Amount at Risk drops relatively faster than the Cost of Insurance Rate increases.

                    The Cost of Insurance charge is determined by dividing the Death Benefit at the beginning of the Policy month by
                    1.0032737 (the monthly equivalent of an annual rate of 4%), subtracting the Accumulation Value at the beginning of the Policy month, and multiplying the result (the "Net Amount at Risk") by the applicable Cost of Insurance Rate as determined by us. The Guaranteed Maximum Cost of Insurance Rates are in Appendix 2.

                    If you have selected the Supplemental Term Insurance Rider, there will be an additional Monthly Rider Cost. This rate is determined by the Company, is based on the Age, policy duration, underwriting category and gender of the Insured, and is applied against the Term Insurance Benefit Amount shown on the Policy Specifications Page. We may change this rate, but it will never exceed the Guaranteed Maximum Cost of Insurance Rates in Appendix 1.

                    MORTALITY AND EXPENSE RISK CHARGE

                    Lincoln Life deducts a daily mortality and expense risk charge as a percentage of the assets of the Separate Account. The mortality risk assumed is that insureds may not live as long as estimated, and therefore, a greater amount of death benefit will be payable. The expense risk assumed is that expenses incurred in issuing and administering the policies will be greater than estimated. The mortality and expense risk charge is guaranteed at an annual rate of 0.90% in Policy Years 1-19 and 0.20% in Policy Years 20 and beyond.

                    SURRENDER CHARGES

                    A generally declining "Surrender Charge" may apply if the Policy is totally surrendered or lapses during the first fifteen years following the Date of Issue or the first fifteen years following an increase in Specified Amount. The Surrender Charge varies by Age of the Insured, the number of years since the Date of Issue, and Specified Amount.

                    The charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. The maximum Surrender Charge is included in each Policy and is in compliance with each state's nonforfeiture law. Examples of the Surrender Charge can be seen in Appendix 3.

                    The surrender charge under a Policy is proportional to the face amount of the Policy. As a percentage of face amount, it is higher for older than for younger issue ages. The surrender charge cannot exceed Policy value. All surrender charges decline to zero over the 15 years following issuance of the Policy. See, for example, the illustrations in Appendix 5.

                    If the Specified Amount is increased, a new Surrender Charge will be applicable, in addition to any existing Surrender Charge. The Surrender Charge applicable to the increase would be equal to the Surrender Charge on a new Policy whose Specified Amount was equal to the amount of the increase. Supplemental Policy Specifications will be sent to the Owner upon an increase in Specified Amount reflecting the maximum additional Surrender Charge in the Table of Surrender Charges. The minimum allowable increase in Specified Amount is $1,000. We may change this at any time.

                    If the Specified Amount is decreased while the Surrender Charge applies, the Surrender Charge will remain the same.

                    No Surrender Charge is imposed on a partial surrender, but an administrative fee of 2% of the amount withdrawn (not to exceed $25) is imposed, allocated pro-rata among the Sub-Accounts from which the partial surrender proceeds are taken.

                    Any surrender may result in tax implications. SEE TAX
                    ISSUES.

                    Based on its actuarial determination, we do not anticipate that the Surrender Charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses we will incur in connection with the Policy. Any such shortfall, including but not limited to payment of sales and distribution expenses, would be available for recovery from our general account, which supports insurance and annuity obligations.

                    If you select the Estate Tax Repeal Rider, and if you satisfy its special conditions (See "Riders"), you will have a one-time right to cancel your Policy without being subject to Surrender Charges. This is a limited benefit, and it is subject to our specific definition of Estate Tax Repeal as defined in the Riders section of this Prospectus. All surrenders of your Policy (as distinguished from the cancellation provision in this Rider) are subject to the Policy's normal surrender requirements.

                    REDUCTION OF CHARGES -- PURCHASES ON A CASE BASIS; EXCHANGES

                    This Policy is available for purchases by corporations and other groups or sponsoring organizations on a case basis. We reserve the right to reduce premium loads or any other charges on certain cases, where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including but not limited to, the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policy owner, the nature of the relationship among the insured individuals, the purpose for which the Policies are being purchased, the expected persistency of the individual policies and any other circumstances which we believe to be relevant to the expected reduction of expenses.

                    We also reserve the right to reduce premium charges or any other charges under a Policy where it is expected that the issuance of the Policy will result in savings of sales, underwriting, administrative or other costs. In particular, we would expect such savings to apply, and our expenses to be reduced, whenever a Policy is issued in exchange for another life insurance policy issued or administered by us, or issued by a company which controls or is controlled by us or is under common ownership and control with us.

                    Some of these reductions may be guaranteed, and others may be subject to withdrawal or modification by us. In any event, all such reductions as applicable will be uniformly applied, and they will not be unfairly discriminatory against any person, including the affected Policy Owners funded by the Separate Account.

                    TRANSACTION FEE FOR EXCESS TRANSFERS

                    A $25 fee may apply for each transfer request in excess of 12 in any Policy Year. A single transfer request, either in writing or by telephone, may consist of multiple transactions.

DEATH BENEFITS

                    The Death Benefit Proceeds is the amount payable to the Beneficiary upon the death of the Insured, in accordance with the Death Benefit Option elected. Loans (if any) and overdue deductions are deducted from the Death Benefit Proceeds prior to payment.

                    The Specified Amount, which may not be less than $100,000, is the amount requested by the Policy Owner at the time of application for insurance. This amount, in combination with a death benefit option, will define the death benefit. The Specified Amount is a field on the Policy Specification page.

                    The three Death Benefit Options are described below. The applicant must consider a number of factors in selecting the Specified Amount, including the amount of proceeds required when the Insured dies and the Owner's ability to make Premium Payments. The ability of the Owner to support the Policy, particularly in later years, is an important factor in selecting between the Death Benefit Options, because the greater the Net Amount at Risk at any time, the more that will be deducted each month from the value of the Policy to pay the Cost of Insurance.

                    You may also select the Supplemental Term Insurance Rider, which provides an additional Term Insurance Benefit Amount. See the Riders section of this prospectus.

                    DEATH BENEFIT OPTIONS

                    Three different Death Benefit Options are available under the Policy. Regardless of which Death Benefit Option you choose, the Death Benefit Proceeds payable under the Policy are the greater of (a) the amount determined under the Death Benefit Option in effect on the date of the Insured's Death, less (in each case) any indebtedness under the Policy or
                    (b) an amount determined by Lincoln Life equal to that required by the Internal Revenue Code to maintain the Policy as a life insurance policy, also referred to as the "Corridor Death Benefit."

                    The "Corridor Death Benefit" is the applicable percentage (the "Corridor Percentage") of the Accumulation Value (rather than by reference to the Specified Amount) required to maintain the Policy as a "life insurance contract" for Federal income tax purposes. The Corridor Percentage is 250% through the time the insured reaches Age 40 and decreases in accordance with the table in Appendix 4 to 100% when the Insured reaches Age 95.

                    Death Benefit Option 1 provides Death Benefit Proceeds equal to the Specified Amount (a minimum of $100,000). If
                    Option 1 is selected, the Policy pays level Death Benefit

                    Proceeds less indebtedness and any partial surrenders unless the Minimum Death Benefit exceeds the Specified Amount. (See DEATH BENEFITS, Federal Income Tax Definition of Life Insurance). See the effect of Partial Surrenders section on page 26.

                    Death Benefit Option 2 provides Death Benefit Proceeds equal to the sum of the Specified Amount plus the Net Accumulation Value as of the date of the Insured's death, less loan interest accrued but not yet charged. If Option 2 is selected, the Death Benefit Proceeds increase or decrease over time, depending on the amount of premium paid and the investment performance of the underlying Sub-Accounts. See the effect of Partial Surrenders section on Page 26.

                    Death Benefit Option 3 provides Death Benefit Proceeds equal to the sum of the Specified Amount plus the Accumulated Premiums (all premiums paid minus the Cumulative Policy Factor, if that Factor is elected) up to the limit shown in the Policy Specifications. Any premium paid that will cause the Death Benefit Proceeds to exceed this limit will be applied to the Policy, but will not increase the Death Benefit. The Cumulative Policy Factor, normally used in business situations, is calculated as the applicable monthly rate then used by the Internal Revenue Service (IRS) to determine the economic benefit attributable to life insurance coverage, or an alternate table permitted by the IRS, multiplied by the Specified Amount divided by 1000. If Option 3 is selected, the Death Benefit Proceeds will generally increase, depending on the amount of premium paid. See the effect of Partial Surrenders section on Page 26.

                    If for any reason the applicant fails to affirmatively elect a particular Death Benefit Option, Death Benefit Option 1 shall apply until changed as provided below.

                    Owners who prefer insurance coverage that generally does not vary in amount and generally has lower Cost of Insurance Charges should elect Option 1. Owners who prefer to have favorable investment experience reflected in increased insurance coverage should select Option 2. Owners who have a need to recover at death the amount of premiums paid should select Option 3. Under Options 1 and 3, any Surrender Value at the time of the Insured's Death will revert to Lincoln Life.

                    CHANGES IN DEATH BENEFIT OPTIONS AND SPECIFIED AMOUNT

                    All requests for changes between Death Benefit Options and changes in the Specified Amount must be submitted in proper written form to the Administrative Office. The minimum increase in Specified Amount currently permitted is $1,000. If requested, a supplemental application and evidence of insurability must also be submitted to us.

                    In a change from Death Benefit Option 1 to Death Benefit Option 2, the Specified Amount will be reduced by the Accumulation Value as of the effective date of change. In a change from Death Benefit Option 2 to Death Benefit
                    Option 1, the Specified Amount will be increased by the Accumulation Value as of the effective date of change.

                    In a change from Death Benefit Option 1 to Death Benefit Option 3, the Specified Amount will remain the same. In a change from Death Benefit Option 3 to Death Benefit Option 1, the Specified Amount will be increased by Accumulated Premiums (less the Cummulative Policy Factor if that Factor is elected) as of the effective date of change.

                    In a change from Death Benefit Option 2 to Death Benefit Option 3, the Specified Amount will be increased by the Accumulation Value as of the effective date of change. In a change from Death Benefit Option 3 to Death Benefit Option 2, if the Accumulation Values is greater than the Accumulated Premium (less Cumulative Policy Factor if that Factor elected), the Specified Amount will be reduced by the Accumulation Value less Accumulated Premium (plus Cumulative Policy Factor if that Factor is elected) as of the effective date of change; if the Accumulation Values is less than the Accumulated Premium (less the Cumulative Policy Factor if elected), the Specified Amount will be increased by the Accumulated Premium (less the Cumulative Policy Factor if that Factor is elected) less the Accumulation Value as of the effective date of change.

                    Any reductions in Specified Amount will be made against the initial Specified Amount and any later increase in the Specified Amount on a last in, first out basis. Any increase in the Specified Amount will increase the amount of the Surrender Charge applicable to the Policy.

                    We may decline any request for a change between Death Benefit Options or increase in the Specified Amount. We may also decline any request for change of the Death Benefit Option or reduction of the Specified Amount if, after the change, the Specified Amount would be less than the minimum Specified Amount or would reduce the Specified Amount below the level required to maintain the Policy as life insurance for purposes of Federal income tax law.

                    Any change is effective on the first Monthly Anniversary Day on or after the date of approval of the request by Lincoln Life, unless the Monthly Deduction Amount would increase as a result of the change. In that case, the change is effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to or greater than the Monthly Deduction Amount, as increased.

                    FEDERAL INCOME TAX DEFINITION OF LIFE INSURANCE

                    The amount of the Death Benefit must satisfy certain requirements under the Code if the policy is to qualify as insurance for federal income tax purposes. The amount of the Death Benefit Proceeds required to be paid under the Code to maintain the Policy as life insurance under each of the Death Benefit Options (see INSURANCE COVERAGE PROVISIONS, Death Benefit) is equal to the product of the Accumulation Value and the applicable Corridor Percentage. A table of Corridor Percentages is in Appendix 4.

NOTICE OF DEATH OF INSURED

                    Due Proof of Death must be furnished to us at our Administrative Office as soon as reasonably practical after the death of the Insured. "Due Proof of Death" must be in proper written form and includes a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof of death satisfactory to us.

PAYMENT OF DEATH BENEFIT PROCEEDS

                    The Death Benefit Proceeds under the Policy will ordinarily be paid within seven days, if in a lump sum, or in accordance with any Settlement Option selected by the Owner or the Beneficiary, after receipt at the Administrative Office of Due Proof of Death of the Insured. SEE SETTLEMENT OPTIONS. The amount of the Death Benefit Proceeds under Option 2 and Option 3 will be determined as of the date of the Insured's death. Payment of the Death Benefit Proceeds may be delayed if the Policy is contested or if Separate Account values cannot be determined.

                    SETTLEMENT OPTIONS

                    There are several ways in which the Beneficiary may receive the Death Benefit Proceeds, or in which the Owner may choose to receive payments upon surrender of the Policy.

                    You may elect or change a Settlement Option while the Insured is alive. If you have not irrevocably selected a Settlement Option, the Beneficiary may elect or change the settlement option within 90 days after the Insured dies. If no Settlement Option is selected, the Death Benefit Proceeds will be paid in a lump sum.

                    If the Policy is assigned as collateral security, we will pay any amount due the assignee in a lump sum. Any remaining Death Benefit Proceeds will be paid as elected.

                    Our Administrative Office must receive your request to elect, change, or revoke a Settlement Option in proper written form before payment of the lump sum or under any Settlement Option. The first payment under the Settlement Option selected will become payable on the date proceeds are settled under the option. We will make subsequent payments on the first day of each month. Once payments have begun, the Policy cannot be surrendered and neither the payee nor the Settlement Option may be changed.

                    There are at least four Settlement Options:

                       The first Settlement Option is an annuity for the lifetime of the payee.

                       The second Settlement Option is an annuity for the lifetime of the payee, with monthly payments guaranteed for 60, 120, 180, or 240 months.

                       The third Settlement Option, provides for monthly payments for a stated number of years, at least five but no more than thirty.

                       Under the fourth Settlement Option, we pay at least 3% interest annually on the sum left on deposit, and pay the amount on deposit on the payee's death.

                       Any other Settlement Option we offer at that time may also be selected.

POLICY LIQUIDITY

                    The accumulated value of the Policy is available for loans or withdrawals. Subject to certain limitations, you may borrow against the Surrender Value of the Policy, may make a partial surrender of some of the Surrender Value of the Policy and may fully surrender the Policy for its Surrender Value.

                    POLICY LOANS

                    You may at any time borrow in the aggregate up to 100% of the Surrender Value at the time a Policy Loan is made. We may, however, limit the amount of the loan so that the total Policy indebtedness will not exceed 90% of the amount of the Accumulation Value less any Surrender Charge that would be imposed on a full surrender. You must execute a loan agreement and assign the Policy to us free of any other assignments. The Loan Account is the account in which Policy indebtedness (outstanding loans and interest) accrues once it is transferred out of the Fixed Account or Sub-Accounts. Interest on Policy Loans accrues at an annual rate of 8%, and is payable once a year in arrears on each Policy Anniversary, or earlier upon full surrender or other payment of proceeds of a Policy.

                    The amount of a loan, plus any accrued but unpaid interest, is added to the outstanding Policy Loan balance. Unless paid before due, any loan interest due will be transferred proportionately from the values in the Fixed Account and each Sub-Account, and treated as an additional Policy Loan, and added to the Loan Account Value.

                    We credit interest on the Loan Account Value of 7% per year so the net cost of a Policy Loan is 1%.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts, transfers from each for loans and loan interest charged will be made in proportion to the assets in each Sub-Account at that time, unless you instruct our Administrative Office otherwise in proper written form. Repayments on the loan and interest credited on the Loan Account Value will be allocated according to the most recent Premium Payment allocation at the time of the repayment.

                    A Policy Loan affects Death Benefit Proceeds payable and the Accumulation Value. The longer a Policy Loan is outstanding, the greater the effect is likely to be. An outstanding Policy Loan reduces the amount of assets invested. Depending on the investment results of the Sub-Accounts, the effect could be favorable or unfavorable.

                    If at any time the total indebtedness against the Policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the Policy will terminate without value subject to the conditions in the Grace Period Provision, unless the No Lapse Provision is in effect. (SEE LAPSE AND REINSTATEMENT, Lapse of a Policy)

                    If a Policy lapses while a loan is outstanding, adverse tax consequences may result.

                    PARTIAL SURRENDER

                    You may make a partial surrender at any time while the Insured is alive by request to the Administrative Office in proper written form or by telephone, if you have authorized telephone transactions. Each time you request a partial surrender of your Policy, we charge you 2% of the amount withdrawn not to exceed $25. Total partial surrenders may not exceed 90% of the Surrender Value of the Policy. Each partial surrender may not be less than $500. Partial surrenders are subject to other limitations as described below.

                    Partial surrenders may reduce the Specified Amount and, in each case, reduce the Death Benefit Proceeds. To the extent that a requested partial surrender would cause the Specified Amount to be less than $100,000, we will not permit the partial surrender. In addition, if following a partial surrender and the corresponding decrease in the Specified Amount, the Policy would not comply with the maximum premium limitations required by federal tax law, the surrender may be limited to the extent necessary to meet the federal tax law requirements.

                    The effect of partial surrenders on the Death Benefit Proceeds depends on the Death Benefit Option elected under the Policy. If Death Benefit Option 1 has been elected, a partial surrender would reduce the Accumulation Value and the Specified Amount. The reduction in the Specified Amount, which would reduce any past increases on a last in, first out basis, reduces the amount of the Death Benefit Proceeds.

                    If Death Benefit Option 2 has been elected, a partial surrender would reduce the Accumulation Value, but would not reduce the Specified Amount. The reduction in the Accumulation Value reduces the amount of the Death Benefit Proceeds.

                    If Death Benefit Option 3 is in effect, a partial surrender will reduce the Accumulated Premiums, the Death Benefit, and the Death Benefit Option 3 limit by the amount of the partial surrender. If the amount of the partial surrender exceeds the Accumulated Premiums, the Specified Amount will be reduced by the excess amount.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts, surrenders from each will be made in proportion to the assets in each Sub-Account at the time of the surrender, unless you instruct our Administrative Office otherwise in proper written form. We may decline any request for a partial surrender.

                    SURRENDER OF THE POLICY

                    You may surrender the Policy at any time. On surrender of the Policy, we will pay you, or your assignee, the Surrender Value next computed after our Administrative Office receives the request in proper written form. If the owner makes a full surrender all coverage under the policy will automatically terminate and may not be reinstated.

                    SURRENDER VALUE

                    The "Surrender Value" of a Policy is the amount you can receive in a lump sum by surrendering the Policy. The Surrender Value is the Net Accumulation Value, less any loan interest accrued, but not yet charged, less the Surrender Charge (SEE CHARGES AND FEES, Surrender Charge). All or part of the Surrender Value may be applied to one or more of the Settlement Options. Surrender Values are illustrated in Appendix 5.

                    If you select the Estate Tax Repeal Rider, and if you satisfy its special conditions (See "Riders"), you will have a one-time right to cancel your Policy without being subject to Surrender Charges. This is a limited benefit, and it is subject to our specific definition of Estate Tax Repeal as defined in the Riders section of this Prospectus. All surrenders of your Policy (as distinguished from the cancellation provision in this Rider) are subject to the Policy's normal surrender requirements.

                    DEFERRAL OF PAYMENT AND TRANSFERS

                    Payment of loans or of the Surrender Value from any of the Sub-Accounts will be made within seven days. We may defer payment or transfer from the Fixed Account up to six months. If we do so, interest will accrue and be paid as required by law from the date the recipient would otherwise have been entitled to receive the payment.

ASSIGNMENT; CHANGE OF OWNERSHIP

                    While the Insured is living, you may assign your rights in the Policy, including the right to change the beneficiary designation, in proper written form, signed by you and recorded at the Administrative Office. No assignment will affect, or prejudice us as to, any payment we make or action we take before it was recorded. We are not responsible for any assignment not submitted for recording, or for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed us when the assignment is recorded and any interest later accrued on such indebtedness.

                    Once recorded, the assignment remains effective until released by the assignee in proper written form. While it is effective, the assignee must give written consent for you to take any action with respect to the Policy.

                    So long as the Insured is living, you may name a new Owner by recording a change in ownership in proper written form at the Administrative Office. On recordation, the change will be effective, as of the date of execution of the document of transfer or, if there is no such date, the date of recordation. No such change of ownership will affect, or prejudice us as to, any payment we made or action we took before it was recorded. We may require you to submit the Policy for endorsement before making a change.

LAPSE AND REINSTATEMENT

                    LAPSE OF A POLICY

                    If at any time the Net Accumulation Value is insufficient to pay the Monthly Deduction, or if the amount of indebtedness exceeds the Accumulation Value less the Surrender Charge(s), unless the No Lapse Provision is in effect, the Policy is subject to lapse and automatic termination of all Policy coverage. The Net Accumulation Value may be insufficient
                    (1) because it has been exhausted by earlier deductions,
                    (2) due to poor investment performance, (3) due to partial surrenders, (4) due to indebtedness for policy loans, or
                    (5) because of some combination of the foregoing factors.

                    If we have not received a Premium Payment or payment of indebtedness on policy loans necessary so that the Net Accumulation Value is sufficient to pay the Monthly Deduction Amount on a Monthly Anniversary Day, we will send a written notice to you and any assignee of record. The notice will state the amount of the Premium Payment or payment of indebtedness on Policy Loans necessary such that the Net Accumulation Value is at least equal to two times the Monthly Deduction Amount. If the minimum required amount set forth in the notice is not paid to us on or before the day that is the later of (a) 31 days after the date of mailing of the notice, and (b) 61 days after the date of the Monthly Anniversary Day with respect to which such notice was sent (together, the "Grace Period"), then the Policy shall terminate and all coverage under the Policy shall lapse without value.

                    NO LAPSE PROVISION

                    Availability of the No Lapse Provision may vary in some states. Where available, there is no charge for this feature. This provision is only available with Death Benefit Options 1 and 2.

                    The No Lapse Premium is the cumulative premium required to have been paid by each Monthly Anniversary Day to prevent the Policy from lapsing during the first ten Policy Years. If this Policy has a No Lapse Premium shown on the specifications, this Policy will not lapse during the first ten Policy Years if, at each Monthly Anniversary Day, the sum of all Premium Payments less any policy loans (including any accrued loan interest) and partial surrenders is at least equal to the sum of the No Lapse Premiums (as indicated in the Policy Specifications) due since the Date of Issue of the Policy. A Grace Period will be allotted after each Monthly Anniversary Day on which insufficient premiums have been paid. The Grace Period is the later of
                    (a) 31 days after the date of mailing of the notice (as explained above), and (b) 61 days after the date of the monthly Anniversary Day with respect to which such notice was sent. The payment of sufficient additional premiums during the Grace Period will keep the No Lapse Provision in force.

                    The No Lapse Provision will be terminated after ten years or earlier if you fail to meet the premium requirements, if there is an increase in Specified Amount or if you change the Death Benefit Option. Once the No Lapse Provision terminates, it cannot be reinstated.

                    If you have also selected the Supplemental Term Insurance Rider, it will limit the maximum period during which the Policy is guaranteed not to lapse. If you have chosen the guarantee to maturity (age 100), the maximum period will now be the first 20 Policy Years up to age 100; all other provisions set forth in the age 100 No Lapse Provision apply. If you have chosen a guarantee for the first
                    10 Policy Years, the maximum period will now be the first
                    5 Policy Years; all other provisions set forth in the 10 year No Lapse Provision apply.

                    REINSTATEMENT OF A LAPSED POLICY

                    After the Policy has lapsed due to the failure to make a necessary payment before the end of an applicable Grace Period, assuming the No Lapse provision is not in effect, it may be reinstated provided (a) it has not been surrendered,
                    (b) there is an application for reinstatement in proper written form, (c) evidence of insurability of the insured is furnished us and we agree to accept the risk, (d) we receive a payment sufficient to keep the Policy in force for at least two months, and (e) any accrued loan interest is paid. The effective date of the reinstated Policy shall be the Monthly Anniversary Day after the date on which we approve the application for reinstatement. Surrender Charges will be reinstated as of the Policy Year in which the Policy lapsed.

                    Any Policy reinstatement is effective on the Monthly Anniversary Day after our approval. The Accumulation Value at reinstatement will be the Net Premium Payment then made less all Monthly Deductions due.

                    If the Surrender Value is not sufficient to cover the full Surrender Charge at the time of lapse, the remaining portion of the Surrender Charge will also be reinstated at the time of Policy reinstatement.

COMMUNICATIONS WITH LINCOLN LIFE

                    PROPER WRITTEN FORM

                    Whenever this Prospectus refers to a communication "in proper written form," it means a written document, in form and substance reasonably satisfactory to us, received at the Administrative Office. You may also send your communication by facsimile to the Administrative Office.

                    TELEPHONE TRANSACTION PRIVILEGES

                    We allow telephone transactions authorized in proper written form by you or the applicant. To effect a permitted telephone transaction, you or your authorized representative must call the Administrative Office and provide, as identification, your policy number, a requested portion of your Social Security number, and such other authenticating information as we may require. We disclaim all liability for losses resulting from unauthorized or fraudulent telephone transactions, but acknowledge that if we do not follow these procedures, which we believe to be reasonable, we may be liable for such losses.

                    Please note that the telephone and/or facsimile may not always be available. Any telephone, facsimile, whether it is yours, your service provider's, or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should send your request in writing to our Administrative Office.

OTHER POLICY PROVISIONS

                    ISSUANCE

                    A Policy may only be issued upon receipt of satisfactory evidence of insurability, and generally only when the Insured is at least Age 18 and at most Age 85.

                    DATE OF COVERAGE

                    The date of coverage will be the Date of Issue, provided the initial premium has been paid, the Insured is alive and prior to any change in the health and insurability of the Insured as represented in the application.

                    INCONTESTABILITY

                    We will not contest payment of the Death Benefit Proceeds based on the initial Specified Amount after the Policy has been in force during the Insured's lifetime for two years from the Date of Issue. We will not contest payment of the Death Benefit Proceeds based on any increase in Specified Amount requiring evidence of insurability after two years after the increase's effective date.

                    MISSTATEMENT OF AGE OR GENDER

                    If the Age or gender of the Insured has been misstated, the affected benefits will be adjusted. The amount of the Death Benefit Proceeds will be 1. multiplied by 2. and then the result added to 3. where:
                    1. is the Net Amount at Risk at the time of the Insured's
                       Death;
                    2. is the ratio of the monthly Cost of Insurance applied in the Policy month of death to the monthly Cost of Insurance that should have been applied at the true Age and gender in the Policy month of death; and
                    3. is the Accumulation Value at the time of the Insured's
                       Death.

                    SUICIDE

                    If the Insured dies by suicide, within two years from the Date of Issue, we will pay no more than the sum of the premiums paid, less any indebtedness and partial surrenders. If the Insured dies by suicide, within two years from the date of any increase in the Specified Amount, we will pay no more than a refund of the monthly Cost of Insurance charges for the increased amount.

                    NONPARTICIPATING POLICIES

                    These are nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of Lincoln Life.

                    RIDERS

                    Riders may be offered to you which may alter the benefits or charges in the Policy. The Riders offered may vary by issue state, and may have tax consequences. There may be a separate charge(s) for any other Rider(s) that become part of the Policy.

                    ACCOUNTING VALUE RIDER

                    This Rider, if desired, must be selected at time of application, provided you meet the underwriting and minimum premium requirements. If the Policy is fully surrendered in the first five Policy years (the Accounting Value Surrender Period), this Rider provides enhanced cash surrender values by using a table of alternate surrender charges. It does not provide for any enhanced value for partial surrenders and loans. There is no charge for this rider.

                    CHANGE OF INSURED RIDER

                    This Rider may be selected anytime. Under this Rider, the Owner may name a new Insured, under age 65, in place of the current Insured, provided that underwriting and other substitution requirements are met. The benefit expires on the anniversary nearest to the current Insured's 65th birthday. There is no separate charge for this Rider, but charges under the Policy may be different when applied to the new Insured.

                    ESTATE TAX REPEAL RIDER

                    This Rider, if desired, must be selected at the time of application. It may be added to existing Policies subject to state availability. Under this Rider, in the event of Estate Tax Repeal as defined below, you may elect to cancel your Policy for an amount equal to the Surrender Value of the Policy plus the applicable Surrender Charge. This amount is determined as of the date of cancellation, and no surrender charge is applied. The amount you receive is called the Cancellation Refund Amount. Any Policy loan or indebtedness that exists at the time you request cancellation of your Policy is subtracted from this Cancellation Refund Amount.

                    For purposes of this Rider, Estate Tax Repeal will be deemed to have occurred if federal legislation is enacted into law that extends the estate tax repeal provisions set forth in the Economic Growth and Tax Relief Reconciliation Act of 2001 (H.R. 1836) at least two years beyond January 1, 2011. This new legislation must be in effect on January 1, 2010 or must be enacted during the calendar year 2010. The Start Date for this Rider (the date that begins the 12-month "window" for you to exercise the Rider) is the later of
                    1) January 1, 2010 or 2) the date in 2010 upon which legislation is enacted that triggers Estate Tax Repeal, but no later than December 31, 2010.

                    Upon issue, there is a one-time administrative charge of not more than $250 for this Rider.

                    This Rider terminates on the earliest of:
                    1) one year from the Start Date;
                    2) December 31, 2010, provided no Estate Tax Repeal, as
                       defined above, has been enacted;
                    3) the date you request to terminate the Rider;
                    4) termination of the Policy; or
                    5) full surrender of the Policy prior to the Start Date.

                    If the Policy lapses but is reinstated, the Rider will likewise be reinstated, provided such reinstatement occurs before 1) or 2) above.

                    SUPPLEMENTAL TERM INSURANCE RIDER

                    This Rider, if desired, must be selected at the time of application. This Rider provides annually renewable non-convertible term insurance to Age 100 on the life of the Insured. Upon death, we will pay the Term Insurance Benefit Amount, in addition to the Death Benefit Proceeds of the Death Benefit Option in effect on your Policy.

                    There is a Monthly Rider Cost for this benefit. This rate is determined by the Company, is based on the Age, policy duration, underwriting category and gender of the Insured, and is applied against the Term Insurance Benefit Amount shown on the Policy Specifications Page.

                    If you have also selected a No Lapse Provision, this Rider will limit the maximum period during which the Policy is guaranteed not to lapse. If you have chosen the guarantee to maturity (age 100), the maximum period will now be the first 20 Policy Years up to age 100; if you have chosen a guarantee for the first 10 Policy Years, the maximum period will now be the first 5 Policy Years. All other provisions set forth in the Age 100 No Lapse Provision and 10 Year No Lapse Provision apply.

                    This Rider terminates on the earlier of:
                    1) the date you request to terminate the Rider;
                    2) when the Policy lapses;
                    3) when the Policy is fully surrendered;
                    4) when the Insured reaches age 100; or
                    5) the death of the Insured.

                    If the Policy is reinstated, the Rider will likewise be reinstated, provided enough premium is paid to cover the Monthly Deductions and the Monthly Rider Costs.

                    WAIVER OF MONTHLY DEDUCTION RIDER

                    This Rider, if desired, must be selected at time of application. Under this Rider, we will maintain the Death Benefit by paying covered monthly deductions during periods of disability. Charges for this Rider, if elected, are part of the Monthly Deductions. Rider availability may vary by state.

TAX ISSUES

                    INTRODUCTION. The Federal income tax treatment of the policy is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your policy, and is not intended as tax advice. This discussion also does not address other Federal tax consequences, such as estate, gift, and generation skipping transfer taxes, or any state and local income, estate, and inheritance tax consequences, associated with the policy. As a result, you should always consult a tax adviser about the application of tax rules to your individual situation.

                    TAXATION OF LIFE INSURANCE CONTRACTS IN GENERAL

                    TAX STATUS OF THE POLICY. Section 7702 of the Code establishes a statutory definition of life insurance for Federal tax purposes. We believe that the policy will meet the statutory definition of life insurance, which places limitations on the amount of premium payments that may be made and the contract values that can accumulate relative to the death benefit. As a result, the death benefit payable under the policy will generally be excludable from the beneficiary's gross income, and interest and other income credited under the policy will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the insured's death, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are "adequately diversified" in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for Federal income tax purposes.

                    INVESTMENTS IN THE SEPARATE ACCOUNT MUST BE DIVERSIFIED. For a policy to be treated as a life insurance contract for Federal income tax purposes, the investments of the Separate Account must be "adequately diversified." IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the contract value over the contract premium payments. Although we do not control the investments of the subaccounts, we expect that the Sub-Accounts will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

                    RESTRICTION ON INVESTMENT OPTIONS. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate contract values among the Sub-Accounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

                    NO GUARANTEES REGARDING TAX TREATMENT. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for Federal income tax purposes and that the tax law will not impose tax on any increase in your contract value until there is a distribution from your policy.

                    TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied under one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the insured's death) which will be includible in the beneficiary's income.

                    TAX DEFERRAL DURING ACCUMULATION PERIOD. Under existing provisions of the Code, except as described below, any increase in your contract value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured's death. If there is a total withdrawal from the policy, the surrender value will be includible in your income to the extent the amount received exceeds the "investment in the contract." (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the owner.) The "investment in the contract" generally is the aggregate amount of premium payments and other consideration paid for the policy, less the aggregate amount received under the policy previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals

                    (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a "modified endowment contract" (a "MEC") for Federal income tax purposes.

                    POLICIES WHICH ARE MECS

                    CHARACTERIZATION OF A POLICY AS A MEC. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by a "7-pay test" under the tax law or if the policy is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a later increase in benefits, any other material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven contract years.

                    TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER MECS. If the policy is a MEC, withdrawals from the policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the contract value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your contract value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

                    PENALTY TAXES PAYABLE ON WITHDRAWALS. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age
                    59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy).

                    SPECIAL RULES IF YOU OWN MORE THAN ONE MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.

                    POLICIES WHICH ARE NOT MECS

                    TAX TREATMENT OF WITHDRAWALS. If the policy is not a MEC, the amount of any withdrawal from the policy will generally be treated first as a non-taxable recovery of premium payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

                    CERTAIN DISTRIBUTIONS REQUIRED BY THE TAX LAW IN THE FIRST 15 POLICY YEARS. Section 7702 places limitations on the amount of premium payments that may be made and the contract values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.

                    TAX TREATMENT OF LOANS. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the loan account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all contract value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.

                    OTHER CONSIDERATIONS

                    INSURED LIVES PAST AGE 100. If the insured survives beyond the end of the mortality table used to measure charges under the policy, which ends at age 100, we believe the policy will continue to qualify as life insurance for Federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the insured attains age 100.

                    COMPLIANCE WITH THE TAX LAW. We believe that the maximum amount of premium payments we have determined for the policies will comply with the Federal tax definition of life insurance. We will monitor the amount of premium payments, and, if the premium payments during a contract year exceed those permitted by the tax law, we will refund the excess premiums within 60 days of the end of the policy year and will pay interest and other earnings (which will be includible in income subject to tax) as required by law on the amount refunded. We also reserve the right to increase the death benefit (which may result in larger charges under a policy) or to take any other action deemed necessary to maintain compliance of the policy with the Federal tax definition of life insurance.

                    DISALLOWANCE OF INTEREST DEDUCTIONS. If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20-percent owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner's spouse at the time first covered by the policy.

                    FEDERAL INCOME TAX WITHHOLDING. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

                    CHANGES IN THE POLICY OR CHANGES IN THE LAW. Changing the owner, exchanging the contract, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

                    TAX STATUS OF LINCOLN LIFE

                    Under existing Federal income tax laws, Lincoln Life does not pay tax on investment income and realized capital gains of the Separate Account. Lincoln Life does not expect that it will incur any Federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

FAIR VALUE OF THE POLICY

                    It is sometimes necessary for tax and other reasons to determine the "fair value" of the Policy. The fair value of the Policy is measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net Accumulation Value, although the amount of the Net Accumulation Value will typically be important in valuing the Policy for this purpose. For some but not all purposes, the fair value of the Policy may be the Surrender Value of the Policy. The fair value of the Policy may be impacted by developments other than the performance of the underlying investments. For example, without regard to any other factor, it increases as the Insured grows older. Moreover, on the death of the Insured, it tends to increase significantly. You should consult with your advisors for guidance as to the appropriate methodology for determining the fair value of the Policy for a particular purpose.

DIRECTORS AND OFFICERS OF LINCOLN LIFE

                    The following persons are Directors and Officers of Lincoln Life. Except as indicated below, the address of each is 1300 South Clinton Street, Fort Wayne, Indiana 46802, and each has been employed by Lincoln Life or its affiliates for more than 5 years.

                                    NAME, ADDRESS AND
                               POSITION(S) WITH REGISTRANT        PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------  ------------------------------------------
                            JON A. BOSCIA                       Chief Executive Officer and Chairman of
                            PRESIDENT AND DIRECTOR              the Board of Directors [3/01 -- present]
                            1500 Market Street                  Lincoln National Corporation; President
                            Suite 3900                          and Director [12/99 -- present] The
                            Philadelphia, PA 19102              Lincoln National Life Insurance Company.
                                                                Formerly: President, Chief Executive
                                                                Officer and Director [1/98 -- 3/01],
                                                                Lincoln National Corporation; President,
                                                                Chief Executive Officer and Director
                                                                [10/96 -- 1/98], The Lincoln National Life
                                                                Insurance Company.

                            JANET CHRZAN                        Senior Vice President and Chief Financial
                            SENIOR VICE PRESIDENT AND CHIEF     Officer [4/00 -- present], Formerly: Vice
                            FINANCIAL OFFICER                   President and Treasurer [8/95 -- 4/00],
                                                                The Lincoln National Life Insurance
                                                                Company.

                                    NAME, ADDRESS AND
                               POSITION(S) WITH REGISTRANT        PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------  ------------------------------------------
                            JOHN H. GOTTA                       Chief Executive Officer of Life Insurance,
                            CHIEF EXECUTIVE OFFICER OF LIFE     Executive Vice President, Assistant
                            INSURANCE, EXECUTIVE VICE           Secretary and Director [12/99 -- prese.
                            PRESIDENT, ASSISTANT SECRETARY AND  Formerly: Senior Vice President and and
                            DIRECTOR                            Assistant Secretary [4/98 -- 12/99],
                            350 Church Street                   Senior Vice President [2/98 -- 4/98, Vice
                            Hartford, CT 06103                  President and General Manager [1/98 --
                                                                2/98], The Lincoln National Life Insurance
                                                                Company; Senior Vice President [3/96 --
                                                                12/97], Connecticut General Life Insurance
                                                                Company.

                            CHARLES E. HALDEMAN, JR.            Director [7/00 -- present], The Lincoln
                            DIRECTOR                            National Life Insurance Company;
                            One Commerce                        President, Chief Executive Officer and
                            2005 Market Street                  Director [1/00 -- present], Lincoln
                            Philadelphia, PA 19103              National Investment Companies,
                                                                Incorporated; President, Chief Executive
                                                                Officer and Director [1/00 -- present],
                                                                Delaware Management Holdings,
                                                                Incorporated; President and Director
                                                                [7/00 -- present], Lincoln Investment
                                                                Management, Incorporated. Formerly:
                                                                President and Chief Operating Officer
                                                                [2/98 -- 1/00], United Asset Management
                                                                Corporation; Director and Partner 1/85 --
                                                                12/99], Cooke & Bieler, Incorporated.

                            J. MICHAEL HEMP                     President and Director [7/97 -- present],
                            SENIOR VICE PRESIDENT               Lincoln Financial Advisors Incorporated;
                            350 Church Street                   Senior Vice President [formerly Vice
                            Hartford, CT 06103                  President] [10/95 -- present], The
                                                                Lincoln National Life Insurance Company.

                            BARBARA S. KOWALCZYK                Senior Vice President, Corporation
                            DIRECTOR                            Planning [5/94 -- present], Lincoln
                            Centre Square                       National Corporation; Director and Member
                            West Tower                          of the Investment Committee [12/01 --
                            1500 Market Street                  present], The Lincoln National Life
                            Suite 3900                          Insurance Company, Senior Vice President
                            Philadelphia, PA 19102              and Director [present], Lincoln National
                                                                Management Corporation; Director
                                                                [present], Lincoln Life & Annuity Company
                                                                of New York.

                            GARY W. PARKER                      Senior Vice President and Chief Product
                            SENIOR VICE PRESIDENT AND CHIEF     Officer [3/00 -- present], Vice President,
                            PRODUCT OFFICER                     Product Management [7/98 -- 3/00], The
                            350 Church Street                   Lincoln National Life Insurance Company.
                            Hartford, CT 06103                  Formerly: Senior Vice President, Life
                                                                Products [10/97 -- 6/98], Vice President,
                                                                Marketing Services [9/89 -- 10/97], Life
                                                                of Virginia.

                            SEE YENG QUEK                       Chief Investment Officer and Director
                            CHIEF INVESTMENT OFFICER AND        [5/01 -- present], The Lincoln National
                            DIRECTOR                            Life Insurance Company; Senior Vice
                            One Commerce Square                 President [8/00 -- present], Delaware
                            Philadelphia, PA 19103              Investments. Formerly: Vice President
                                                                [2/93 -- 7/00], Conseco Capital
                                                                Management, Incorporated.

                            LORRY J. STENSRUD                   Chief Executive Officer of Annuities,
                            CHIEF EXECUTIVE OFFICER OF          Executive Vice President and Director
                            ANNUITIES, EXECUTIVE VICE           [6/00 -- present], The Lincoln National
                            PRESIDENT AND DIRECTOR              Life Insurance Company. Formerly:
                                                                President and Chief Executive Officer
                                                                [6/95 -- 6/00], Cova Life Insurance
                                                                (Xerox Life).

                                    NAME, ADDRESS AND
                               POSITION(S) WITH REGISTRANT        PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------  ------------------------------------------
                            TODD R. STEPHENSON                  Senior Vice President and Treasurer
                            SENIOR VICE PRESIDENT AND           [4/00 -- present], The Lincoln National
                            TREASURER                           Life Insurance Company. Formerly: Senior
                                                                Vice President, Chief Financial Officer
                                                                and Assistant Treasurer [3/99 -- 4/00],
                                                                The Lincoln National Life Insurance
                                                                Company; Senior Vice President and Chief
                                                                Operating Officer [1/98 -- 3/99], Lincoln
                                                                Life & Annuity Distributors, Inc.; Senior
                                                                Vice President and Chief Operating Officer
                                                                [1/98 -- 3/99], Lincoln Financial Advisors
                                                                Corporation; Senior Vice President,
                                                                Treasurer, Chief Financial Officer and
                                                                Director [2/95 -- 12/97], American States
                                                                Insurance Company.

                            RICHARD C. VAUGHAN                  Executive Vice President and Chief
                            DIRECTOR                            Financial Officer [1/95 -- present],
                            Centre Square                       Formerly: Senior Vice President and Chief
                            West Tower                          Financial Officer [6/92 -- 1/95], Lincoln
                            1500 Market Street                  National Corporation.
                            Suite 3900
                            Philadelphia, PA 19102

DISTRIBUTION OF POLICIES

                    Lincoln Life intends to offer the Policy in all jurisdictions where it is licensed to do business. American Funds Distributors, Inc. ("AFD"), a California corporation and the principal underwriter for the Policies, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). The Principal Underwriter has overall responsibility for establishing a selling plan for the Policies. The principal business address of AFD is 33 S. Hope Street, 52nd Floor, Los Angeles, CA 90071 (EIN 95-2769620).

                    The Policy will be sold by individuals who, in addition to being appointed as life insurance agents for Lincoln, are also registered representatives of registered broker-dealers (who may be affiliated with AFD or Lincoln) who maintain selling agreements with AFD and Lincoln. Registered representatives may receive commission and service fees up to 60% of the first year premium, plus up to 5% of all other premiums paid. In lieu of premium-based commission, Lincoln Life may pay equivalent amounts over time based on Accumulation Value. Selling representatives are also eligible for cash bonuses and "non-cash compensation." The latter (as defined in NASD Rule 2820) is represented by such things as office space, computers, club credit, newsletters, and training.

                    The selling office receives additional compensation on the first year premium and all additional premiums. In some situations the selling office may elect to share its commission with the registered representative. Depending on particular selling arrangements there may be others whom Lincoln compensates for distribution activities. (For example, Lincoln Life may compensate certain "wholesalers," who control access to certain selling offices, for access to those offices.)

                    All compensation is paid from Lincoln Life's resources, which include sales charges made under this Policy.

CHANGES OF INVESTMENT POLICY

                    We may materially change the investment policy of the Separate Account. We must inform the Owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which shall disapprove it if deemed detrimental to the interests of the Owners or if it renders our operations hazardous to the public. If an Owner objects, the Policy may be converted to a substantially comparable fixed benefit life insurance policy offered by us on the life of the Insured. The Owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. We will not require evidence of insurability for this conversion.

                    The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the Death Benefit of the Policy converted on the date of such conversion.

STATE REGULATION

                    We are subject to the laws of Indiana governing insurance companies and to regulation by the Indiana Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering our operation for the preceding year and its financial condition as of the end of such year. The Insurance Department periodically examines for accuracy our contract liabilities and reserves. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of our operations is conducted periodically by the Indiana Department of Insurance. Such regulation does not, however, involve any supervision of management or investment practices or policies.

                    A blanket bond with a per event limit of $25 million and an annual policy aggregate limit of $50 million covers all of the officers and employees of the Company. The directors, officers and employees of the Principal Underwriter are covered under blanket fidelity bonds which provide coverage of up to $25,000,000 per occurrence and $65,000,000 in the aggregate.

REPORTS TO OWNERS

                    We maintain Policy records and will mail to each Owner, at the last known address of record, an annual statement showing the amount of the current Death Benefit, the Accumulation Value, and Surrender Value, premiums paid and monthly charges deducted since the last report, the amounts invested in each Sub-Account and any Loan Account Value.

                    You will also be sent annual reports containing financial statements for the Separate Account, annual and semi-annual reports of the Funds as required by the 1940 Act. Policy Owners will receive statements of significant transactions such as: changes in Specified Amount or Death Benefit Option; transfers among Sub-Accounts; Premium Payments; loans and repayment of loans; reinstatement; and termination.

ADVERTISING

                    Lincoln Life is ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Lincoln Life. The ratings are not intended to reflect the investment experience or financial strength of the Separate Account. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend us or the Policies. We may also occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                    We are a member of the Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of of ethical standards covering the various aspects of sales and services for individually sold life insurance and annuities.

LEGAL PROCEEDINGS

                    Lincoln Life is involved in various pending or threatened legal proceedings arising from the conduct of its business. Most of these proceedings are routine and in the ordinary course of business. In some instances they include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for equitable relief.

                    Lincoln Life reached an agreement to resolve its potential liability from the sale of interest sensitive universal and participating whole life insurance policies alleged in class action lawsuits against it. The agreement received court approval and has become final. The owners of approximately 4,300 policies (approximately 1% of the class) excluded themselves (opted-out) from the settlement and will not be bound by the settlement.

                    After consultation with legal counsel and review of available facts, it is management's opinion that the ultimate liability, if any, under the suits and settlement described above will not have a material adverse effect on the financial position of Lincoln Life.

EXPERTS

                    The financial statements will be filed by amendment.

                    The opinion on actuarial matters will be filed amendment.

                    The opinion on legal matters will be filed amendment.

REGISTRATION STATEMENT

                    A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Separate Account, Lincoln Life, and the Policies offered hereby. Statements contained in this Prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

APPENDIX 1   MONTHLY CHARGE

INSURED'S                EXPENSE
AGE AT ISSUE              CHARGE
(NEAREST BIRTHDAY)      PER $1,000
------------------      ----------
        0-12              0.0158
         13               0.0200
         14               0.0242
        15-30             0.0283
         31               0.0325
         32               0.0367
         33               0.0408
         34               0.0450
         35               0.0492
         36               0.0533
         37               0.0575
         38               0.0617
         39               0.0658
         40               0.0700
         41               0.0742
         42               0.0783
         43               0.0825
         44               0.0867
         45               0.0908
         46               0.0950
         47               0.0992
         48               0.1033
         49               0.1075
         50               0.1117
         51               0.1158
         52               0.1200
         53               0.1242
         54               0.1283
         55               0.1325
         56               0.1408
         57               0.1492
         58               0.1575
         59               0.1658
         60               0.1742
         61               0.1825
         62               0.1908
         63               0.1992
         64               0.2075
         65               0.2158
         66               0.2242
         67               0.2325
         68               0.2408
         69               0.2492
         70               0.2575
         71               0.2656
         72               0.2742
         73               0.2825
         74               0.2908
         75               0.2992
         76               0.3200
         77               0.3408
         78               0.3617
         79               0.3825
         80               0.4033
         81+              0.4242

APPENDIX 2

                    GUARANTEED MAXIMUM COST OF INSURANCE RATES

                    The Guaranteed Maximum Cost of Insurance Rates, per $1,000 of Net Amount at Risk, for standard risks are set forth in the following Table based on the 1980 Commissioners Standard Ordinary Mortality Tables, Age Nearest Birthday (1980 CSO); or for unisex rates, on the 1980 CSO-B Table.

ATTAINED AGE              MALE      FEMALE     UNISEX
(NEAREST                MONTHLY    MONTHLY    MONTHLY
BIRTHDAY)                 RATE       RATE       RATE
---------               --------   --------   --------
          0              0.34845    0.24089    0.32677
          1              0.08917    0.07251    0.08667
          2              0.08251    0.06750    0.07917
          3              0.08167    0.06584    0.07834
          4              0.07917    0.06417    0.07584

          5              0.07501    0.06334    0.07251
          6              0.07167    0.06084    0.06917
          7              0.06667    0.06000    0.06584
          8              0.06334    0.05834    0.06250
          9              0.06167    0.05750    0.06084

         10              0.06084    0.05667    0.06000
         11              0.06417    0.05750    0.06250
         12              0.07084    0.06000    0.06917
         13              0.08251    0.06250    0.07834
         14              0.09584    0.06887    0.09001

         15              0.11085    0.07084    0.10334
         16              0.12585    0.07601    0.11585
         17              0.13919    0.07917    0.12752
         18              0.14836    0.08167    0.13502
         19              0.15502    0.08501    0.14085
         20              0.15836    0.08751    0.14502
         21              0.15919    0.08917    0.14585
         22              0.15752    0.09084    0.14419
         23              0.15502    0.09251    0.14252
         24              0.15189    0.09501    0.14085

         25              0.14752    0.09668    0.13752
         26              0.11419    0.09918    0.13585
         27              0.14252    0.10168    0.13418
         28              0.14169    0.10501    0.13418
         29              0.14252    0.10635    0.13585

         30              0.14419    0.11251    0.13752
         31              0.14836    0.11668    0.14169
         32              0.15252    0.12085    0.14585
         33              0.15919    0.12502    0.15252
         34              0.16889    0.13168    0.15919

         35              0.17586    0.13752    0.16836
         36              0.18670    0.14669    0.17837
         37              0.20004    0.15752    0.19170
         38              0.21505    0.17003    0.20588
         39              0.23255    0.18503    0.22338

         40              0.25173    0.20171    0.24173
         41              0.27424    0.22005    0.26340
         42              0.29675    0.23922    0.28508
         43              0.32260    0.25757    0.31010
         44              0.34929    0.27674    0.33428

         45              0.37931    0.29675    0.36263
         46              0.41017    0.31677    0.39182
         47              0.44353    0.33761    0.42268
         48              0.47856    0.36096    0.45437
         49              0.51777    0.38598    0.49107
ATTAINED AGE              MALE      FEMALE     UNISEX
(NEAREST                MONTHLY    MONTHLY    MONTHLY
BIRTHDAY)                 RATE       RATE       RATE
---------               --------   --------   --------

         50              0.55948    0.41350    0.53028
         51              0.60870    0.44270    0.57533
         52              0.66377    0.47523    0.62539
         53              0.72636    0.51276    0.68297
         54              0.79730    0.55114    0.74722

         55              0.87326    0.59118    0.81566
         56              0.95591    0.63123    0.88996
         57              1.04192    0.66961    0.96593
         58              1.13378    0.70633    1.04609
         59              1.23236    0.74556    1.13211
         60              1.34180    0.78979    1.22817
         61              1.46381    0.84488    1.33511
         62              1.60173    0.91417    1.45796
         63              1.75809    1.00267    1.59922
         64              1.93206    1.10539    1.75725

         65              2.12283    1.21731    1.92955
         66              2.32623    1.33511    2.11195
         67              2.54312    1.45461    2.30614
         68              2.77350    1.57247    2.50878
         69              3.02328    1.69955    2.72909

         70              3.30338    1.84590    2.97466
         71              3.62140    2.02325    3.25640
         72              3.98666    2.24419    3.58279
         73              4.40599    2.51548    3.95978
         74              4.87280    2.83552    4.38330

         75              5.37793    3.19685    4.84334
         76              5.91225    3.59370    5.33245
         77              6.46824    4.01942    5.84227
         78              7.04089    4.47410    6.36948
         79              7.64551    4.97042    6.92851

         80              8.30507    5.52957    7.54229
         81              9.03761    6.17118    8.22883
         82              9.86724    6.91414    9.01216
         83             10.80381    7.77075    9.90124
         84             11.82571    8.72632   10.87533

         85             12.91039    9.76952   11.92213
         86             14.03509   10.89151   13.01471
         87             15.18978   12.08770   14.15507
         88             16.36948   13.35774   15.33494
         89             17.57781   14.70820   16.56493

         90             18.82881   16.15259   17.85746
         91             20.14619   17.71416   19.23699
         92             21.57655   19.43814   20.76665
         93             23.20196   21.40786   22.49837
         94             25.28174   23.63051   24.70915

         95             28.27411   27.16158   27.82758
         96             33.10577   32.32378   32.78845
         97             41.68476   41.21204   41.45783
         98             58.01259   57.81394   57.95663
         99             90.90909   90.90909   90.90909

APPENDIX 3

                    ILLUSTRATION OF SURRENDER CHARGES

                    The initial Surrender Charge is calculated as (a) plus (b), with that result not to exceed (c), minus (d), where
                    (a) is 1.25 times the curtate net level premium for the
                        Specified Amount of insurance, calculated using the 1980 Commissioners Standard Ordinary mortality table and 4% interest;
                    (b) is $10 per $1000 of Specified Amount;
                    (c) is $50 per $1000 of Specified Amount; and
                    (d) is the total of the per thousand charges assessed in the first 24 months.

                    Algebraically, this formula is equivalent to min{a+b,c}-d.

                    The Surrender Charge decreases from its initial amount during the first 15 years. No Surrender Charge is applied in the 16th policy year or beyond. In general terms, the initial Surrender Charge is amortized in proportion to a twenty year life contingent annuity due. In formulas, the Surrender Charge at a point in time "t" years after issue is
                    (a) times (b), where
                    (a) is the initial Surrender Charge; and
                    (b) is the ratio of a life contingent annuity due beginning at time t and ending 20 years after issue, divided by a life contingent annuity due beginning at issue and ending 20 years after issue, both calculated using the 1980 Commissioners Standard Ordinary mortality table and 4% interest.

                    EXAMPLE 1: A male, Age 45, purchases a policy with a Specified Amount of $100,000.

                    The initial Surrender Charge is computed as follows:

                    curtate net level premium = $1,987.66

                    $10 per $1000 of Specified Amount = $1000

                    $50 per $1000 of Specified Amount = $5000

                    the total of the per thousand charges = $9.08 per month X 24 months = $217.92 initial Surrender Charge = (1.25 X $1987.66 + $1000) - $217.92=

                    $3,484.57- $217.92 = $3,266.65. Note that $3,484.57 is less than $5000.

                    This amount decreases as follows:

                       YEARS       INITIAL
                       AFTER      SURRENDER     ANNUITY     SURRENDER
                       ISSUE        CHARGE       RATIO        CHARGE
                       -----      ---------     -------     ---------
                          0        3,266.65     1.00000      3,266.65
                          1        3,266.65     0.96609      3,155.89
                          2        3,266.65     0.93101      3,041.30
                          3        3,266.65     0.89471      2,922.71
                          4        3,266.65     0.85711      2,799.89
                          5        3,266.65     0.81818      2,672.70
                          6        3,266.65     0.77782      2,540.86
                          7        3,266.65     0.73600      2,404.26
                          8        3,266.65     0.69265      2,262.65
                          9        3,266.65     0.64769      2,115.79
                         10        3,266.65     0.60104      1,963.40

                       YEARS       INITIAL
                       AFTER      SURRENDER     ANNUITY     SURRENDER
                       ISSUE        CHARGE       RATIO        CHARGE
                       -----      ---------     -------     ---------
                         11        3,266.65     0.55257      1,805.05
                         12        3,266.65     0.50212      1,640.25
                         13        3,266.65     0.44952      1,468.41
                         14        3,266.65     0.39456      1,288.88
                         15        3,266.65     0.33701      1,100.90
                         16                                      0.00

                    EXAMPLE 2: A female, Age 75, purchases a policy with a Specified Amount of $200,000.

                    The initial Surrender Charge is computed as follows:

                    curtate net level premium = $15,727.74

                    $10 per $1000 of Specified Amount = $2,000

                    $50 per $1000 of Specified Amount = $10,000

                    the total of the per thousand charges = $59.84 per month X 24 months = $1,436.16

                    The value (1.25 X $15,727.74 + $2,000) exceeds $10,000, so the initial Surrender Charge = $10,000 - $1,436.16 =
                    $8,563.84

                    This amount decreases as follows:

                       YEARS       INITIAL
                       AFTER      SURRENDER     ANNUITY     SURRENDER
                       ISSUE        CHARGE       RATIO        CHARGE
                       -----      ---------     -------     ---------
                          0        8,563.84     1.00000      8,563.84
                          1        8,563.84     0.95375      8,167.79
                          2        8,563.84     0.90821      7,777.77
                          3        8,563.84     0.86329      7,393.11
                          4        8,563.84     0.81888      7,012.72
                          5        8,563.84     0.77490      6,636.15
                          6        8,563.84     0.73145      6,264.02
                          7        8,563.84     0.68868      5,897.71
                          8        8,563.84     0.64680      5,539.10
                          9        8,563.84     0.60603      5,189.95
                         10        8,563.84     0.56635      4,850.10
                         11        8,563.84     0.52753      4,517.67
                         12        8,563.84     0.48915      4,189.03
                         13        8,563.84     0.45058      3,858.68
                         14        8,563.84     0.41088      3,518.67
                         15        8,563.84     0.36873      3,157.74
                         16                                      0.00

APPENDIX 4

                    CORRIDOR PERCENTAGES

ATTAINED AGE OF
THE INSURED                CORRIDOR
(NEAREST BIRTHDAY)        PERCENTAGE
------------------        ----------
         0-40                250%
          41                 243%
          42                 236%
          43                 229%
          44                 222%
          45                 215%
          46                 209%
          47                 203%
          48                 197%
          49                 191%
          50                 185%
          51                 178%
          52                 171%
          53                 164%
          54                 157%
          55                 150%
          56                 146%
          57                 142%
          58                 138%
          59                 134%
          60                 130%
          61                 128%
          62                 126%
          63                 124%
          64                 122%
          65                 120%
          66                 119%
          67                 118%
          68                 117%
          69                 116%
          70                 115%
          71                 113%
          72                 111%
          73                 109%
          74                 107%
         75-90               105%
          91                 104%
          92                 103%
          93                 102%
          94                 101%
         95-99               100%

APPENDIX 5

                    ILLUSTRATIONS OF ACCUMULATION VALUES, SURRENDER VALUES, AND DEATH BENEFIT PROCEEDS

                    The illustrations in this Prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations illustrate how Accumulation Values, Surrender Values and Death Benefit Proceeds under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6%, or 12% over a period of years, but fluctuates above or below those averages for individual years, the Accumulation Values, Surrender Values and Death Benefit Proceeds may be different. The illustrations also assume there are no Policy Loans or Partial Surrenders, no additional Premium Payments are made other than shown, no Accumulation Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or Death Benefit Option.

                    The amounts shown for the Accumulation Value, Surrender Value and Death Benefit Proceeds as of each Policy Anniversary reflect the fact that charges are made and expenses applied which lower investment return on the assets held in the Sub-Accounts. Daily charges are made against the assets of the Sub-Accounts for assuming mortality and expense risks. The mortality and expense risk charges are equivalent to an annual effective rate of 0.90% of the daily net asset value of the Separate Account in years 1-19 and 0.20% in years 20 and later. In addition, the amounts shown also reflect the deduction of Fund investment advisory fees and other expenses which will vary depending on which funding vehicle is chosen but which are assumed for purposes of these illustrations to be equivalent to an annual effective rate of 0.82% of the daily net asset value of the Separate Account. This rate reflects an arithmetic average of total Fund portfolio annual expenses for the year ending December 31, 2001.

                    Considering charges for mortality and expense risks and the assumed Fund expenses, gross annual rates of 0%, 6% and 12% correspond to net investment experience at annual rates of -1.70%, 4.24% and 10.19% for years 1-19 and -1.02%, 4.97%
                    and 10.96% in years 20 and later.

                    The illustrations also reflect the fact that the Company makes monthly charges for providing insurance protection. Current values reflect current Cost of Insurance charges and guaranteed values reflect the maximum Cost of Insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as preferred and standard. Policies issued on a substandard basis would result in lower Accumulation Values and Death Benefit Proceeds than those illustrated.

                    The illustrations also reflect the fact that the Company deducts a premium load of 5% from each Premium Payment.

                    The Surrender Values shown in the illustrations reflect the fact that the Company will deduct a Surrender Charge from the Policy's Accumulation Value for any Policy surrendered in full during the first fifteen Policy Years. Surrender Charges reflect, in part, age and Specified Amount, and are shown in the illustrations.

                    In addition, the illustrations reflect the fact that the Company deducts a monthly administrative charge at the beginning of each Policy Month. This monthly administrative expense charge is a flat dollar charge of $10 per month in the first year. The illustrations also reflect a monthly charge per $1,000 of Specified Amount assessed during the first two Policy Years.

                    Certain fund groups waive a portion of fund expenses or reimburse the funds for such expenses. Those waivers or reimbursements remain in effect for varying periods of time, are usually reviewed at least yearly by each fund group, and are within the fund group's control. The effect of discontinuing a waiver or reimbursement arrangement could result in higher expense levels for the affected fund, as shown in the "Portfolio Expense Table".

                    Upon request, the Company will furnish a comparable illustration based on the proposed insured's age, gender classification, smoking classification, risk classification and premium payment requested.

                    If the Coverage Protection Rider is in effect for a Policy, then the Death Benefit may remain available for a longer period than shown on these illustrations.

                    The one-time administrative charge of not more than $250 for the Estate Tax Repeal Rider is not reflected in the illustrations.

                                  MALE    AGE 55    NONSMOKER
                                  PREFERRED -- $8,605 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

         PREMIUMS
        ACCUMULATED
END OF      AT               DEATH BENEFIT            TOTAL ACCUMULATION VALUE            SURRENDER VALUE
POLICY  5% INTEREST   ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF
 YEAR    PER YEAR    GROSS 0%  GROSS 6%  GROSS 12%  GROSS 0%  GROSS 6%  GROSS 12%  GROSS 0%  GROSS 6%  GROSS 12%
------  -----------  --------  --------  ---------  --------  --------  ---------  --------  --------  ---------
   1        9,035    500,000   500,000    500,000     4,647     5,025      5,404         0         0          0
   2       18,522    500,000   500,000    500,000     6,143     7,098      8,104         0         0          0
   3       28,483    500,000   500,000    500,000     7,922     9,587     11,427         0         0          0
   4       38,942    500,000   500,000    500,000     9,160    11,666     14,573         0         0          0
   5       49,924    500,000   500,000    500,000     9,821    13,276     17,486         0         0          0

   6       61,455    500,000   500,000    500,000     9,847    14,331     20,082         0         0      1,913
   7       73,563    500,000   500,000    500,000     9,166    14,725     22,253         0         0      5,046
   8       86,276    500,000   500,000    500,000     7,681    14,325     23,859         0         0      7,644
   9       99,625    500,000   500,000    500,000     5,279    12,970     24,726         0         0      9,533
  10      113,641    500,000   500,000    500,000     1,845    10,488     24,659         0         0     10,522

  15      194,961          0         0    500,000         0         0      1,563         0         0          0
  20      298,749          0         0          0         0         0          0         0         0          0
  25      431,212          0         0          0         0         0          0         0         0          0
  30      600,272          0         0          0         0         0          0         0         0          0

Amounts are in Dollars

                                  Where a zero value is shown, the Policy will lapse unless sufficient additional premium is paid.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year.

                                  MALE    AGE 55    NONSMOKER
                                  PREFERRED -- $8,605 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

         PREMIUMS
        ACCUMULATED
END OF      AT               DEATH BENEFIT              TOTAL ACCUMULATION VALUE            SURRENDER VALUE
POLICY  5% INTEREST   ANNUAL INVESTMENT RETURN OF     ANNUAL INVESTMENT RETURN OF     ANNUAL INVESTMENT RETURN OF
 YEAR    PER YEAR    GROSS 0%  GROSS 6%  GROSS 12%   GROSS 0%  GROSS 6%  GROSS 12%   GROSS 0%  GROSS 6%  GROSS 12%
------  -----------  --------  --------  ----------  --------  --------  ----------  --------  --------  ----------
   1        9,035    500,000   500,000      500,000    4,647     5,024        5,404        0         0            0
   2       18,522    500,000   500,000      500,000    9,204    10,254       11,352        0         0            0
   3       28,483    500,000   500,000      500,000   14,425    16,475       18,706        0         0            0
   4       38,942    500,000   500,000      500,000   19,527    22,935       26,792        0     2,924        6,780
   5       49,924    500,000   500,000      500,000   24,522    29,659       35,701    5,419    10,555       16,597

   6       61,455    500,000   500,000      500,000   29,427    36,673       45,538   11,258    18,504       27,369
   7       73,563    500,000   500,000      500,000   34,248    43,998       56,411   17,041    26,791       39,204
   8       86,276    500,000   500,000      500,000   38,923    51,586       68,368   22,707    35,370       52,153
   9       99,625    500,000   500,000      500,000   43,418    59,416       81,497   28,225    44,222       66,303
  10      113,641    500,000   500,000      500,000   47,758    67,522       95,949   33,620    53,384       81,811

  15      194,961    500,000   500,000      500,000   63,139   108,721      190,170   54,985   100,568      182,017
  20      298,749    500,000   500,000      500,000   66,806   151,278      343,711   66,806   151,278      343,711
  25      431,212    500,000   500,000      656,230   55,891   199,852      624,981   55,891   199,852      624,981
  30      600,272    500,000   500,000    1,153,513   20,061   252,273    1,098,584   20,061   252,273    1,098,584

Amounts are in Dollars

                                  Where a zero value is shown, the Policy will lapse unless sufficient additional premium is paid.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year.

                                  MALE    AGE 65    NONSMOKER
                                  PREFERRED -- $13,988 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

         PREMIUMS
        ACCUMULATED
END OF      AT               DEATH BENEFIT            TOTAL ACCUMULATION VALUE            SURRENDER VALUE
POLICY  5% INTEREST   ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF
 YEAR    PER YEAR    GROSS 0%  GROSS 6%  GROSS 12%  GROSS 0%  GROSS 6%  GROSS 12%  GROSS 0%  GROSS 6%  GROSS 12%
------  -----------  --------  --------  ---------  --------  --------  ---------  --------  --------  ---------
   1       14,687    500,000   500,000    500,000     6,503     7,084     7,670          0         0         0
   2       30,109    500,000   500,000    500,000     4,621     5,954     7,371          0         0         0
   3       46,302    500,000   500,000    500,000     2,748     4,777     7,074          0         0         0
   4       63,305          0   500,000    500,000         0     2,115     5,304          0         0         0
   5       81,157          0         0    500,000         0         0     1,724          0         0         0

   6       99,903          0         0          0         0         0         0          0         0         0
   7      119,585          0         0          0         0         0         0          0         0         0
   8      140,252          0         0          0         0         0         0          0         0         0
   9      161,952          0         0          0         0         0         0          0         0         0
  10      184,737          0         0          0         0         0         0          0         0         0

  15      316,934          0         0          0         0         0         0          0         0         0
  20      485,654          0         0          0         0         0         0          0         0         0
  25      700,989          0         0          0         0         0         0          0         0         0
  30      975,816          0         0          0         0         0         0          0         0         0

Amounts are in Dollars

                                  Where a zero value is shown, the Policy will lapse unless sufficient additional premium is paid.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year.

                                  MALE    AGE 65    NONSMOKER
                                  PREFERRED -- $13,988 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

         PREMIUMS
        ACCUMULATED
END OF      AT               DEATH BENEFIT              TOTAL ACCUMULATION VALUE            SURRENDER VALUE
POLICY  5% INTEREST   ANNUAL INVESTMENT RETURN OF     ANNUAL INVESTMENT RETURN OF     ANNUAL INVESTMENT RETURN OF
 YEAR    PER YEAR    GROSS 0%  GROSS 6%  GROSS 12%   GROSS 0%  GROSS 6%  GROSS 12%   GROSS 0%  GROSS 6%  GROSS 12%
------  -----------  --------  --------  ----------  --------  --------  ----------  --------  --------  ----------
   1       14,687    500,000   500,000      500,000    6,503     7,085        7,670        0         0            0
   2       30,109    500,000   500,000      500,000   12,950    14,534       16,196        0         0            0
   3       46,302    500,000   500,000      500,000   20,460    23,525       26,871      625     3,690        7,036
   4       63,305    500,000   500,000      500,000   27,602    32,673       38,428    8,641    13,712       19,467
   5       81,157    500,000   500,000      500,000   34,624    42,237       51,228   16,547    24,161       33,151

   6       99,903    500,000   500,000      500,000   41,549    52,267       65,441   24,367    35,085       48,259
   7      119,585    500,000   500,000      500,000   48,328    62,738       81,182   32,051    46,461       64,904
   8      140,252    500,000   500,000      500,000   54,973    73,689       98,643   39,609    58,325       83,279
   9      161,952    500,000   500,000      500,000   61,393    85,056      117,943   46,951    70,614      103,501
  10      184,737    500,000   500,000      500,000   67,479    96,764      139,210   53,969    83,254      125,701

  15      316,934    500,000   500,000      500,000   86,745   155,746      280,842   78,419   147,420      272,516
  20      485,654    500,000   500,000      551,714   77,536   211,110      525,442   77,536   211,110      525,442
  25      700,989    500,000   500,000    1,012,056   32,960   276,470      963,863   32,960   276,470      963,863
  30      975,816          0   500,000    1,714,439        0   360,466    1,697,465        0   360,466    1,697,465

Amounts are in Dollars

                                  Where a zero value is shown, the Policy will lapse unless sufficient additional premium is paid.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year.

                                  FEMALE    AGE 55    NONSMOKER
                                  PREFERRED -- $6,925 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

         PREMIUMS
        ACCUMULATED
END OF      AT               DEATH BENEFIT            TOTAL ACCUMULATION VALUE            SURRENDER VALUE
POLICY  5% INTEREST   ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF
 YEAR    PER YEAR    GROSS 0%  GROSS 6%  GROSS 12%  GROSS 0%  GROSS 6%  GROSS 12%  GROSS 0%  GROSS 6%  GROSS 12%
------  -----------  --------  --------  ---------  --------  --------  ---------  --------  --------  ---------
   1        7,271    500,000   500,000    500,000     3,492     3,788      4,085         0         0          0
   2       14,906    500,000   500,000    500,000     5,311     6,074      6,876         0         0          0
   3       22,922    500,000   500,000    500,000     7,680     9,061     10,580         0         0          0
   4       31,340    500,000   500,000    500,000     9,814    11,981     14,470         0         0          0
   5       40,178    500,000   500,000    500,000    11,703    14,818     18,553         0         0      2,953

   6       49,458    500,000   500,000    500,000    13,322    17,541     22,827         0     2,705      7,991
   7       59,202    500,000   500,000    500,000    14,612    20,083     27,252       569     6,040     13,209
   8       69,433    500,000   500,000    500,000    15,496    22,356     31,767     2,275     9,135     18,546
   9       80,176    500,000   500,000    500,000    15,867    24,236     36,278     3,498    11,866     23,909
  10       91,456    500,000   500,000    500,000    15,649    25,624     40,713     4,161    14,136     29,225

  15      156,901    500,000   500,000    500,000     4,461    22,888     60,453         0    16,394     53,960
  20      240,428          0         0    500,000         0         0     67,729         0         0     67,729
  25      347,031          0         0    500,000         0         0     19,991         0         0     19,991
  30      483,087          0         0          0         0         0          0         0         0          0

Amounts are in Dollars

                                  Where a zero value is shown, the Policy will lapse unless sufficient additional premium is paid.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year.

                                  FEMALE    AGE 55    NONSMOKER
                                  PREFERRED -- $6,925 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

         PREMIUMS
        ACCUMULATED
END OF      AT               DEATH BENEFIT            TOTAL ACCUMULATION VALUE            SURRENDER VALUE
POLICY  5% INTEREST   ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF
 YEAR    PER YEAR    GROSS 0%  GROSS 6%  GROSS 12%  GROSS 0%  GROSS 6%  GROSS 12%  GROSS 0%  GROSS 6%  GROSS 12%
------  -----------  --------  --------  ---------  --------  --------  ---------  --------  --------  ---------
   1        7,271    500,000   500,000    500,000     3,492     3,788      4,085         0         0          0
   2       14,906    500,000   500,000    500,000     7,450     8,279      9,147         0         0          0
   3       22,922    500,000   500,000    500,000    12,083    13,731     15,521         0         0          0
   4       31,340    500,000   500,000    500,000    16,596    19,374     22,508       260     3,038      6,172
   5       40,178    500,000   500,000    500,000    21,018    25,248     30,203     5,418     9,648     14,603

   6       49,458    500,000   500,000    500,000    25,343    31,354     38,672    10,507    16,518     23,836
   7       59,202    500,000   500,000    500,000    29,553    37,685     47,981    15,510    23,642     33,938
   8       69,433    500,000   500,000    500,000    33,675    44,276     58,243    20,454    31,055     45,022
   9       80,176    500,000   500,000    500,000    37,687    51,117     69,538    25,318    38,748     57,169
  10       91,456    500,000   500,000    500,000    41,601    58,232     81,989    30,113    46,744     70,501

  15      156,901    500,000   500,000    500,000    58,581    97,240    165,367    52,088    90,746    158,874
  20      240,428    500,000   500,000    500,000    68,272   140,579    300,512    68,272   140,579    300,512
  25      347,031    500,000   500,000    568,989    68,215   191,830    541,894    68,215   191,830    541,894
  30      483,087    500,000   500,000    998,710    48,714   247,434    951,152    48,714   247,434    951,152

Amounts are in Dollars

                                  Where a zero value is shown, the Policy will lapse unless sufficient additional premium is paid.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year.

                                  FEMALE    AGE 65    NONSMOKER
                                  PREFERRED -- $11,501 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

         PREMIUMS
        ACCUMULATED
END OF      AT               DEATH BENEFIT            TOTAL ACCUMULATION VALUE            SURRENDER VALUE
POLICY  5% INTEREST   ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF
 YEAR    PER YEAR    GROSS 0%  GROSS 6%  GROSS 12%  GROSS 0%  GROSS 6%  GROSS 12%  GROSS 0%  GROSS 6%  GROSS 12%
------  -----------  --------  --------  ---------  --------  --------  ---------  --------  --------  ---------
   1       12,076    500,000   500,000    500,000     6,056     6,555      7,058         0         0          0
   2       24,756    500,000   500,000    500,000     7,579     8,830     10,149         0         0          0
   3       38,070    500,000   500,000    500,000     9,701    11,862     14,256         0         0          0
   4       52,049    500,000   500,000    500,000    11,144    14,380     18,145         0         0          0
   5       66,728    500,000   500,000    500,000    11,856    16,304     21,745         0         0      3,599

   6       82,140    500,000   500,000    500,000    11,726    17,488     24,917         0       263      7,691
   7       98,323    500,000   500,000    500,000    10,570    17,706     27,433         0     1,424     11,151
   8      115,316    500,000   500,000    500,000     8,123    16,636     28,961         0     1,318     13,643
   9      133,158    500,000   500,000    500,000     4,065    13,883     29,080         0         0     14,745
  10      151,892          0   500,000    500,000         0     9,010     27,311         0         0     13,977

  15      260,584          0         0          0         0         0          0         0         0          0
  20      399,307          0         0          0         0         0          0         0         0          0
  25      576,356          0         0          0         0         0          0         0         0          0
  30      802,320          0         0          0         0         0          0         0         0          0

Amounts are in Dollars

                                  Where a zero value is shown, the Policy will lapse unless sufficient additional premium is paid.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year.

                                  FEMALE    AGE 65    NONSMOKER
                                  PREFERRED -- $11,501 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

         PREMIUMS
        ACCUMULATED
END OF      AT               DEATH BENEFIT              TOTAL ACCUMULATION VALUE            SURRENDER VALUE
POLICY  5% INTEREST   ANNUAL INVESTMENT RETURN OF     ANNUAL INVESTMENT RETURN OF     ANNUAL INVESTMENT RETURN OF
 YEAR    PER YEAR    GROSS 0%  GROSS 6%  GROSS 12%   GROSS 0%  GROSS 6%  GROSS 12%   GROSS 0%  GROSS 6%  GROSS 12%
------  -----------  --------  --------  ----------  --------  --------  ----------  --------  --------  ----------
   1       12,076    500,000   500,000      500,000    6,056     6,555        7,058        0         0            0
   2       24,756    500,000   500,000      500,000   12,510    13,911       15,377        0         0            0
   3       38,070    500,000   500,000      500,000   20,098    22,870       25,883      184     2,956        5,969
   4       52,049    500,000   500,000      500,000   27,522    32,183       37,444    8,480    13,141       18,402
   5       66,728    500,000   500,000      500,000   34,768    41,852       50,163   16,622    23,706       32,017

   6       82,140    500,000   500,000      500,000   41,863    51,923       64,193   24,638    34,698       46,967
   7       98,323    500,000   500,000      500,000   48,732    62,337       79,601   32,450    46,055       63,319
   8      115,316    500,000   500,000      500,000   55,302    73,041       96,473   39,984    57,723       81,155
   9      133,158    500,000   500,000      500,000   61,722    84,196      115,120   47,386    69,861      100,784
  10      151,892    500,000   500,000      500,000   67,909    95,747      135,667   54,575    82,413      122,333

  15      260,584    500,000   500,000      500,000   91,017   156,191      272,332   83,182   148,356      264,498
  20      399,307    500,000   500,000      525,543   88,975   214,215      500,517   88,975   214,215      500,517
  25      576,356    500,000   500,000      953,689   56,326   281,249      908,275   56,326   281,249      908,275
  30      802,320          0   500,000    1,606,826        0   365,790    1,590,917        0   365,790    1,590,917

Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year.

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                         12/31/01 STATUTORY FINANCIALS
                           (TO BE FILED BY AMENDMENT)

                                    PART II
                        FEES AND CHARGES REPRESENTATION

    Lincoln Life represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

                          UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                INDEMNIFICATION

        (a) Brief description of indemnification provisions.

           In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (Lincoln Life) provides that Lincoln Life will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln Life, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, Lincoln Life. Certain additional conditions apply to indemnification in criminal proceedings.

           In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the right of, Lincoln Life.

           Please refer to Article VII of the By-Laws of Lincoln Life (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

        (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

    This Initial Registration Statement comprises the following papers and documents:

       The facing sheet;
       A cross-reference sheet (reconciliation and tie);
       Prospectus consisting of 57 pages.
       Fees and charges representation;
       Undertaking to file reports;
       Indemnification;
       Contents of Registration Statement
       Exhibits List
       The signatures;
       Power of Attorney
       Written consents of the following persons: (to be filed by amendment)
           Robert A. Picarello, Esq.
           Vaughn W. Robbins, FSA
           Ernst & Young, LLP, Independent Auditors
       Other Exhibits (to be filed by amendment)

1.        The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:
     (1)  Resolution of the Board of Directors of The Lincoln National Life Insurance Company and related documents authorizing establishment of the Account.(2)
     (2)  Not applicable.
     (3)  (a)       Form of Principal Underwriting Agreement -- Incorporated by Reference to Exhibit 1.(3)(a) of
                    Pre-Effective Amendment No. 1 to Registration Statement No. 333-40745 (Account F-ALEB)
                    (811-05164) on Form S-6, filed April 28, 1998, EXCEPT THAT the following sections are not incorporated by Reference: Paragraph 9, Paragraph 15, the Schedule of Commissions to Dealers
                    and Remuneration to AFD, and Exhibit 1(3)(c).
          (b)       Form of Selling Group Agreement.*
          (c)       Commission Schedule for Variable Life Policies.*
     (4)  Not applicable.
     (5)  (a)       Form of Policy LN 680(3)
          (b)       Form of Application(2)
          (c)       Riders.(2)
          (d)       Coverage Protection Benefit - Policy Form LR656(4)
          (e)       Death Benefit Option 3 - Policy Form B10424(4)
          (f)       Accounting Value Rider - Policy Form LR500(4)
          (g)       Change of Insured Rider - Policy Form LR496(4)
     (6)  (a)       Articles of Incorporation of The Lincoln National Life Insurance Company.(1)
          (b)       Bylaws of The Lincoln National Life Insurance Company.(1)
     (7)  Not applicable.
     (8)  Form of Fund Participation Agreement -- Incorporated by Reference to Exhibit 1.(8) of Pre-Effective
          Amendment No. 1 to Registration Statement No. 333-40745 (Account F) (811-05164) on Form S-6, filed
          April 28, 1998.
     (9)  (a)       Form of Service Agreement Between Delaware Management Company, Inc., Delaware Service
                    Company, and Lincoln National Life Insurance Company -- Incorporated by Reference to the
                    Initial Registration Statement for Reg. No. 333-40745 (Account F-ALEB) (811-05164) on
                    Form S-6, filed November 21, 1997.
          (b)       Form of Indemnification Agreement between Capital Research and Management Company and The
                    Lincoln National Life Insurance Company -- Incorporated by Reference to Exhibit 1.(9)(b) of
                    Pre-Effective Amendment No. 1 to Registration Statement No. 333-40745 (Account F) (811-05164)
                    on Form S-6, filed April 28, 1998.
    (10)  See Exhibit 1.5
2.        See Exhibit 1.5
3.        Opinion and Consent of Robert A. Picarello, Esq.*
4.        Not applicable.
5.        Not applicable.
6.        Opinion and consent of Vaughn Robbins, F.S.A.*
7.        Consent of Ernst & Young LLP, Independent Auditors*.
8.        Not applicable.

------------------------
(*) To be filed by amendment.
(1) Incorporated by reference to Registration Statement on Form N-4 (File No. 33-27783) (811-05721) (811-08557) filed on December 5, 1996.
(2) Incorporated by reference to Registrant's Registration Statement on Form S-6 (File No. 333-42479) (811-08557) filed on December 17, 1997.
(3) Incorporated by reference to Registration Statement on Form S-6 (File No. 333-82663) (811-08557) filed on July 12, 1999.
(4) Incorporated by reference to Post-Effective Amendment No. 3 on Form S-6 (File No. 333-82663) (811-08557) filed April 12, 2001.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Lincoln Life Flexible Premium Variable Life Account Y, has caused this Initial Registration Statement on Form S-6 to be signed on its behalf by the undersigned duly authorized, in the City of Hartford and State of Connecticut on the 31st day of January, 2002.

                                     LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE
                                     ACCOUNT Y
                                     (REGISTRANT)
                                     by:              /s/ GARY W. PARKER
                                       -----------------------------------------
                                                  Gary W. Parker
                                              SENIOR VICE PRESIDENT
                                       THE LINCOLN NATIONAL LIFE INSURANCE
                                                    COMPANY

                                     THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                                     (DEPOSITOR)

                                     By:              /s/ GARY W. PARKER
                                       -----------------------------------------
                                                  Gary W. Parker
                                              SENIOR VICE PRESIDENT

    Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement on Form S-6 has been signed below on January 31, 2002 by the following persons, as officers and directors of the Depositor, in the capacities indicated:

                    SIGNATURE                                 TITLE
                    ---------                                 -----
                /s/ JON A. BOSCIA*                  President and Director
   -------------------------------------------      (Principal Executive
                  Jon A. Boscia                     Officer)

                /s/ JOHN H. GOTTA*                  Chief Executive Officer
   -------------------------------------------      of Life Insurance,
                  John H. Gotta                     Executive Vice President,
                                                    Assistant Secretary,
                                                    and Director

              /s/ LORRY J. STENSRUD*                Chief Executive Officer
   -------------------------------------------      of Annuities,
                Lorry J. Stensrud                   Executive Vice President
                                                    and Director

                /s/ JANET CHRZAN*                   Senior Vice President,
   -------------------------------------------      Chief Financial Officer
                   Janet Chrzan                     and Director
                                                    (Principal Financial
                                                    Officer and Principal
                                                    Accounting Officer)

                /s/ SEE YENG QUEK*                  Chief Investment Officer
   -------------------------------------------      and Director
                  See Yeng Quek

             /s/ C. E. HALDEMAN, JR.*               Director
   -------------------------------------------
             Charles E. Haldeman, Jr.

             /s/ RICHARD C. VAUGHAN*                Director
   -------------------------------------------
                Richard C. Vaughan

            /s/ BARBARA S. KOWALCZYK*               Director
   -------------------------------------------
               Barbara S. Kowalczyk

*By            /s/ Gary W. Parker
   ----------------------------------------
   Gary W. Parker, pursuant to a Power of Attorney
    filed with this Initial Registration Statement.

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert
A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 28th day of January, 2000.

                  SIGNATURE                              TITLE
                  ---------                              -----
             /s/ Jon A. Boscia*                 President and Director
   --------------------------------------
                Jon A. Boscia

           /s/ Richard C. Vaughan*                     Director
   --------------------------------------
             Richard C. Vaughan

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert
A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 9th day of August, 2000.

          /s/ C. E. HALDEMAN, JR.*                     Director
   --------------------------------------
          Charles E. Haldeman, Jr.

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert
A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 11th day of August, 2000.

           /s/ Lorry J. Stensrud*              Chief Executive Officer
   --------------------------------------      of Annuities,
              Lorry J. Stensrud                Executive Vice President
                                               and Director

STATE OF INDIANA
                                               SS:
COUNTY OF ALLEN
                                               Subscribed and sworn to
                                               before me this
                                               11th day of August, 2000

                                               /s/ Sharlene K. Geer
                                               -------------------------
                                               Notary Public
                                               Commission Expires
                                               2/29/08

              /s/ Janet Chrzan*                Senior Vice President,
   --------------------------------------      Chief Financial Officer
                Janet Chrzan                   and Director

STATE OF INDIANA
                                               SS:
COUNTY OF ALLEN
                                               Subscribed and sworn to
                                               before me this
                                               11th day of August, 2000
                                               /s/ Janet L. Lindenberg
                                               -------------------------
                                               Notary Public
                                               Commission Expires
                                               7/10/01

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert
A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 3rd day of August, 2001.

             /s/ See Yeng Quek*                Chief Investment Officer
   --------------------------------------            and Director
                See Yeng Quek

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert
A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 4th day of January, 2002.

          /s/ Barbara S. Kowalczyk*                    Director
   --------------------------------------
            Barbara S. Kowalczyk

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert
A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 18th day of January, 2002.

               /s/ JOHN H. GOTTA*                 Executive Vice President, Chief Executive Officer
     --------------------------------------        of Life Insurance, Assistant Secretary, and
                 John H. Gotta                     Director